
Applebee's
APPLEBEE'S INTERNATIONAL, INC.
2001
EST. 1980
SUMMARY ANNUAL REPORT



For a neighborhood place

WHERE PEOPLE CAN ENJOY GENEROUS PORTIONS OF THEIR

favorite foods AND *passionate service*

IN A *fun, friendly environment...*

IT'S GOT TO BE APPLEBEE'S℠

CONTENTS

selected financial data

in thousands, except per share amounts

	FISCAL YEAR ENDED				
	Dec. 30, 2001	Dec. 31, 2000	Dec. 26, 1999	Dec. 27, 1998	Dec. 28, 1997
Statement of Earnings Data:					
Company restaurant sales	$651,119	$605,414	$596,754	$580,840	$452,173
Franchise income	93,225	84,738	72,830	66,722	63,647
Total operating revenues	$744,344	$690,152	$669,584	$647,562	$515,820
Operating earnings	$112,427	$107,207	$ 94,910	$ 88,562	$ 71,283
Earnings before extraordinary item	$ 65,650	$ 63,161	$ 54,198	$ 50,656	$ 45,091
Basic earnings per share before extraordinary item	$ 1.77	$ 1.61	$ 1.27	$ 1.12	$ 0.96
Diluted earnings per share before extraordinary item	$ 1.73	$ 1.60	$ 1.26	$ 1.11	$ 0.95
Net earnings	$ 64,401	$ 63,161	$ 54,198	$ 50,015	$ 45,091
Basic net earnings per share	$ 1.74	$ 1.61	$ 1.27	$ 1.10	$ 0.96
Diluted net earnings per share	$ 1.70	$ 1.60	$ 1.26	$ 1.10	$ 0.95
Dividends per share	$ 0.08	$ 0.07	$ 0.07	$ 0.06	$ 0.05
Basic weighted average shares outstanding	37,008	39,228	42,605	45,408	47,102
Diluted weighted average shares outstanding	37,918	39,447	42,902	45,578	47,460
Balance Sheet Data (at end of fiscal year):					
Total assets	$500,411	$471,707	$442,216	$510,904	$377,474
Long-term obligations, including current portion	$ 74,568	$ 91,355	$108,100	$147,188	$ 29,105
Stockholders' equity	$325,183	$281,718	$253,873	$296,053	$290,443

The table above sets forth for the periods and the dates indicated our selected financial data. The fiscal year ended December 31, 2000 contained 53 weeks, and all other periods presented contained 52 weeks. The preceding should be read in conjunction with the full financial statements presented in our Form 10-K. All per share and weighted average shares information has been restated to reflect a three-for-two stock split in 2001.

TOTAL OPERATING REVENUES (in millions)

NET EARNINGS (in thousands)

DILUTED NET EARNINGS PER SHARE



Applebee's
$515.8
$647.6
$669.6
$690.2
$744.3
97
98
99
00
01
Applebee's
$45,091
$50,015
$54,198
$63,161
$64,401
97
98
99
00
01
Applebee's
$0.95
$1.10
$1.26
$1.60
$1.70
97
98
99
00
01

IN MEMORY OF JOHN HAMRA

WE DEDICATE THIS ANNUAL REPORT TO THE MEMORY OF JOHN HAMRA, CO-FOUNDER OF APPLEBEE'S INTERNATIONAL, WHO PASSED AWAY LAST JULY. HE PLAYED A PIVOTAL ROLE IN THE CREATION AND RAPID GROWTH OF THE COMPANY DURING ITS FORMATIVE YEARS. MANY OF THE SUCCESSES WE ENJOY TODAY ARE A DIRECT RESULT OF JOHN'S GUIDANCE, INSIGHT AND KNOWLEDGE. WE ARE FOREVER IN HIS DEBT, AS HE WILL BE IN OUR MEMORY.



to our shareholders

WELCOME TO APPLEBEE'S: A COMPANY THAT CONTINUES TO OUTPACE THE COMPETITION IN SYSTEM SALES, SIZE AND MARKET SHARE

While 2001 was a difficult year for our country and our economy, the strength of the Applebee's brand was reinforced. As the world's largest casual dining concept, Applebee's dominates the industry's fastest-growing segment and ranks among the top 10 restaurant chains in America.

The true measure of success is what you do with it. Applebee's creates a culture of opportunity for our associates and strives to increase value for our shareholders. As to the future, we seek not just to be the largest concept in casual dining, but to be the best in delivering price/value, food and service to our guests.



LLOYD L. HILL
CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT

Our formidable industry leadership is clearly evident in our financial and operating results for the fiscal year ended December 30, 2001. System-wide sales for the Applebee's concept, including both company and franchise restaurant sales, increased 10 percent over the prior year to a record $2.93 billion. Total company restaurant sales climbed 8 percent to $651.1 million, and total operating revenues, including company restaurant sales and franchise income, grew 8 percent to $744.3 million. Fiscal year 2001 results include 52 weeks as compared with 53 weeks in fiscal year 2000.

Net earnings for 2001 were a record $68.5 million, or $1.85 and $1.81 per share on a basic and diluted basis, respectively (excluding a $4.1 million or 11 cent per share after-tax charge relating to refinancing costs). This represents a 15 percent and 13 percent increase in basic and diluted earnings per share, respectively. Including refinancing costs, net earnings were $64.4 million, or $1.74 and $1.70 per share on a basic and diluted basis, respectively.

System-wide comparable sales for the Applebee's concept, which compare restaurants open for at least 18 months, rose 2.9 percent for fiscal 2001 – in line



Applebee's senior management team consists of (from left) John Cywinski, Carin Stutz, Steve Lumpkin, George Shadid, Lou Kaucic, Lloyd Hill, Dave Goebel, David Parsley and Larry Cates.

with our original target for the year of at least 2 to 3 percent, despite the impact of the tragic events of September 11 and the slowing economy. Comparable sales for company restaurants increased 2.5 percent for the year, while comparable sales for franchise restaurants grew 3.0 percent.

Applebee's solid financial performance continues to exceed our key financial targets. Earnings per share growth on a comparable 52-week basis surpassed our 2001 target of at least 15 percent, with a five-year compounded annual growth rate of more than 17 percent. In addition, return on equity was over 22 percent for the year, well above our target of 20 percent and one of the highest levels in the industry.

> "THE TRUE MEASURE OF SUCCESS IS WHAT YOU DO WITH IT."

Applebee's stock performance for 2001 established record highs, appreciating more than 60 percent during the year, and our market capitalization surpassed the important $1 billion level. At mid-year, we declared a three-for-two stock split. Although cash dividends aren't a key component of our strategy to increase shareholder value, we've paid 12 consecutive annual dividends. The 2001 dividend of 8 cents per share represented an increase of 9 percent over the previous year, adjusted for the stock split.

Our cash flow continues to increase as we generated EBITDA of $155 million for the year. Combining this cash flow with our strong financial position allowed us to continue stock repurchases to enhance shareholder returns. During the year, we repurchased 1,909,000 shares of common stock at a total cost of $45 million, bringing the total repurchases to over $240 million since 1997.

During the fourth quarter, we established a new $150 million three-year revolving credit facility with a syndicate of eight banks, replacing our existing term loan and revolving credit agreements. The refinancing resulted in non-recurring charges of 11 cents per share due to the termination of interest rate swap agreements and the write-off of previously deferred financing costs, but substantially lowered our borrowing rate and enhanced our financial flexibility going forward.

STRENGTHENED LEADERSHIP TEAM We've made great advances in the past year in further strengthening an already outstanding team of senior executives and solidifying our strategic succession planning.

After an extensive search in which we considered many highly qualified candidates from both inside and outside the restaurant industry, we announced in January 2002 that George Shadid would assume the newly created position of chief operating officer. George had served as our chief financial officer since 1992, and has been a member of the company's Board of Directors since 1999. As COO he will be responsible for domestic company and franchise operations and key support functions of purchasing and distribution, new restaurant development and training.

Steve Lumpkin, previously our chief development officer and a member of our senior executive team since 1995, has been promoted to succeed George as chief financial officer. He will be responsible for the company's finance, accounting and treasury functions, as well as information technology, legal affairs, investor relations, risk management and corporate communications. Both assignments were effective March 1, 2002.

Dave Goebel joined the company in February 2001 as senior vice president of franchise operations, bringing nearly 30 years of business management experience including 18 years in the restaurant industry.



Applebee's dominates the casual dining landscape with 1,400 restaurants in neighborhoods in 49 states, as well as eight international countries – and we project a domestic potential of at least 1,800 restaurants.


WELCOME
Neighborhood
6170

APPLEBEE'S CONVENIENT LOCATIONS IN

1,400 neighborhoods

ACROSS TOWN AND

ACROSS THE COUNTRY.

He is responsible for the company's domestic franchise operations including nearly 1,100 franchise restaurants across the country.

During the year, we aligned two critical areas – marketing and research and development – under one umbrella. John Cywinski joined the company in July as chief marketing officer, bringing 17 years of marketing experience including 10 years with several of the world's largest restaurant companies. His expanded responsibilities include marketing and advertising, as well as overall direction of food and menu strategies.

Kurt Hankins joined the company in August as vice president of research and development reporting to John. Kurt has 21 years of industry experience, including 17 years of food development and culinary management experience in the casual dining segment.

We also strengthened our support team with the addition of Tamy Duplantis as vice president of information technology in April.

Rounding out our seasoned leadership team are Lou Kaucic, our chief people officer, Carin Stutz, senior vice president of company operations, David Parsley, senior vice president of purchasing, and Larry Cates, president of our international division.



Since the first restaurant opened as T.J. Applebee's ℞ for Edibles & Elixirs® in 1980, we've remained consistently true to the original concept of good food, reasonable prices and quality service in a neighborhood setting. This consistency ensures our guests that everything they enjoy about their neighborhood Applebee's will be duplicated wherever they go ... across town or across the country.



FRANCHISE STRATEGY Much of the success and growth of the Applebee's system in its formative years resulted from the insight and guidance of our co-founders, Abe Gustin and John Hamra. They believed that a casual dining concept could be successfully and aggressively franchised in an era when only fast-food franchising was predominant.

Applebee's franchise business model remains the strongest in the industry. Today, 66 franchise organizations, including 52 domestic groups, own and operate nearly 1,100 restaurants representing 78 percent of the system total. By partnering with our franchisees, we've rapidly grown the Applebee's brand into the most dominant concept in casual dining today. Our proven franchise strategy results in less volatility in earnings, and supercharges our returns as our franchisees invest their own capital.

At our annual franchise meeting held last month, we celebrated the achievements of our franchisees with the recognition of our top performers. We had more than 75 restaurants that exceeded the $3 million annual sales level, led by our Times Square, New York, location which posted record sales in excess of $7.5 million in 2001.




To Go

LEFT: *Our new Philly Cheese Steak is piled high with authentic Philadelphia-style sliced steak, sautéed peppers, onions and a blend of melted cheeses.* RIGHT: *Convenience, an essential part of Applebee's positioning, will be reinforced with a focus on our "To Go" business in 2002.*

INDUSTRY OVERVIEW The year's uncertain economy and the aftermath of September 11 exerted a temporary negative influence on our sales trends. However, our proven franchise business model, dominant brand and strong price/value relationship enabled us to weather this weak consumer spending environment.

We believe that Applebee's will continue to benefit from long-term lifestyle and demographic trends, including firmly entrenched consumer dining habits. Studies reveal that Americans now consider dining out as their favorite form of entertainment and the number one way to relax and unwind. Over the next decade, the aging "baby boomer" population with the highest propensity to dine out will be in their peak earnings years. The percentage of food eaten away from home also continues to rise, growing from 25 percent in 1955 to 47 percent today to an estimated 53 percent by the year 2010.

> "SUCCESS TODAY IS STILL ABOUT WHAT IT'S ALWAYS BEEN ABOUT – *good food* SERVED BY *great people.*"

Moreover, dining out has never been more of a bargain compared to cooking at home, especially considering the time required to shop and prepare a meal. With Applebee's check average of between $10 and $10.50 in company markets, we're well positioned to capitalize on these trends.

DOMINANT SIZE, SALES AND SHARE Applebee's today dominates the casual dining landscape and continues to outpace and outperform our competition. Our system sales rank the company among the top 10 U.S. restaurant chains, according to *Nation's Restaurant News.*

At year-end 2001, we were operating 1,392 restaurants in 49 states and eight international countries – more than our two nearest competitors combined.


Gift Certificate
Gift Certificate
Gift Certificate
Gift Certificate



LEFT: *A great meal makes a great gift, and Applebee's gift certificates can be purchased in our restaurants or ordered easily online at www.applebees.com.* RIGHT: *East meets West in our popular Oriental Chicken Salad, blending crunchy fried chicken with crisp Asian greens, toasted almonds and crispy rice noodles.*

This industry-leading total included 310 company-owned and 1,082 franchise restaurants.

System sales have escalated at a compound annual growth rate of 25 percent over the last nine years, reaching nearly $3.0 billion for 2001, the largest market share in our segment.

SITE DEVELOPMENT AND POTENTIAL

Last year, 109 new Applebee's restaurants were opened – the ninth consecutive year that the Applebee's system has opened more than 100 restaurants ... growing from 250 restaurants at the end of 1992 to 1,400 restaurants today. This pace is roughly equivalent to

APPLEBEE'S. GOOD FOOD AT A

good price

IS THE HEART OF OUR

PRICE/VALUE LEADERSHIP.

opening a new restaurant almost every other business day for nearly a decade. Our unprecedented development rate and system size give Applebee's a significant competitive advantage in the marketplace – an advantage that shows no signs of diminishing. While many in casual dining have slowed down development, we look forward to our 10th year of 100-plus unit openings in 2002. We continue to project a domestic potential of at least 1,800 restaurants including 1,650 in our core markets and 150 in smaller towns.

Our international presence reached 38 units in eight countries at year-end, including restaurants in Canada, Mexico, Honduras, Sweden, Greece, Egypt, Kuwait and the Netherlands.

As the world's largest casual dining concept, we continue to explore opportunities to leverage our brand and system size for future growth and profitability. During 2001, we conducted, with the assistance of a leading worldwide consulting firm, a strategic assessment of the Applebee's brand in order to determine the full potential of the concept. The assessment identified several strategic initiatives that will allow us to realize Applebee's full potential. These strategic initiatives are focused on improving our overall capacity utilization, identifying opportunities for sales growth and expanding distribution of the concept.



ABOVE: *Our new core menu, implemented system-wide last year, offers a taste-tempting blend of new items, signature items and long-time favorites, with increased portion sizes on many menu selections.* BELOW: *We have increased the size of our signature Fiesta Lime Chicken™ by 60 percent as part of our strategy to provide more abundant portions and improved price/value.*



As important as system size and development pace are, there's a great deal more behind Applebee's success. Our brand positioning statement makes no mention of number of units or market share. Success today is still about what it's always been about – good food served by great people in a fun, friendly neighborhood atmosphere.

PRICE/VALUE LEADERSHIP

Applebee's dominates casual dining – and like successful market leaders in all industries, we will be a leader in price and define value for that price. And we recognize that the value component is comprised of a number of factors including food, service and convenience.

To continue delivering food value, Applebee's has launched a number of menu initiatives. A new core menu, rolled out in company restaurants in fall 2000, was implemented throughout our franchise system during the second quarter of 2001. The menu features a blend of new items, signature items and long-time favorites, with approximately 20 percent of the items being new or improved. To enhance our price/value perception, we also increased the portion size of some menu items.


STEAK
Combo
BBQ
SUMMER SALADS
Skillets
Are
Back
Hot Off
America's
Favorite
Grill

Our food promotions throughout 2001 and into 2002, designed specifically to spark interest and build traffic, offer something for every taste and appetite. These promotions feature a mix of both limited-time offerings and items selected from the new core menu.

Our ongoing strategy is to continually evolve the core menu to keep it fresh. We've recently added new items with bolder flavors and higher spice profiles.

Several initiatives are under way to ensure the continued strength of our price/value relationship. We've focused training efforts for our associates on improving the delivery of "hot food, hot" in response to research that shows a direct correlation between taste and temperature, and resulting guest satisfaction.

During the year, we conducted a comprehensive evaluation of our existing supply chain and are now designing and implementing enhanced purchasing, inventory management and distribution systems. The savings and consistency we achieve from this initiative will also help to enhance our price/value relationship.

We seek input from a variety of sources to make certain we continue to deliver value. Our Franchise Kitchen Council brings entrepreneurial insights to our product development process. And we continue to use our Customer Service Index to gather input and track how well we're delivering value. Each month, approximately 40,000 customers respond and tell us how we're doing.

"APPLEBEE'S DOMINATES *casual dining*... WE WILL BE A LEADER IN PRICE AND DEFINE VALUE FOR THAT PRICE."

FOOD PROMOTIONS AND ADVERTISING We supported our new core menu rollout with a strategic shift in our food promotion efforts. To broaden the appeal of our 2001 food promotions, we shifted from promoting single items to a multiple-item strategy featuring three or four entrees, including selected items on our core menu.

We had six food promotions during the year, including: "Steak Toppers" – top sirloin with a choice of four toppings; "Combo BBQ" – combining our signature Riblets with chicken; "Steak Trio" – featuring two long-time favorites, our popular



Launched at the start of 2001, our upbeat "Eatin' Good in the Neighborhood®" advertising campaign has helped boost Applebee's unaided brand awareness to record levels. LOWER RIGHT: *Unveiled in conjunction with the 2002 Winter Games, a new brand image spot reinforces our neighborhood positioning with an emotional depiction of a retiring high school coach.*

House Sirloin and Bourbon Street Steak, along with a whopping 20-ounce Porterhouse; "Summer Salads" – offering new Garlic-Crusted Shrimp Caesar and Steakhouse salads in addition to our regular offerings; "Fiesta del Grill" – offering our signature Fiesta Lime Chicken™, our improved Fajitas and a Southwest Steak Skillet; and "Honey of a Deal" – the final promotion of the year which added a new honey-flavored twist to our Riblets, steak, chicken and salmon while conveying a value message to our guests.



Our system size provides us with significant funds to leverage our advertising clout on national television. "Eatin' Good in the Neighborhood,®" our advertising campaign unveiled at the start of 2001, captures key elements of our brand positioning and focuses on our unique neighborhood atmosphere. We backed the campaign with a 13 percent increase in network advertising spending to over $50 million. This campaign appears to have broken through the clutter and has boosted Applebee's unaided brand awareness to an all-time high. In conjunction with the recently completed 2002 Winter Games, we launched a new brand image spot that also highlights our unique position as an integral part of the neighborhood.

CONVENIENCE When customers consider the value they receive at Applebee's, convenience in all its forms is another determining factor. With 1,400 restaurants, we're conveniently located right in the neighborhood

APPLEBEE'S. A CULTURE THAT INSPIRES

passionate service

AND TURNS EVERY VISIT INTO

A MEMORABLE EXPERIENCE.



for millions of customers. Our guests enjoy the convenience of quick service and the ability to get in and out in less than an hour – getting their check promptly and having their credit card returned quickly.

For many consumers, convenience and carry-out food are synonymous. During 2002, we intend to focus on our "To Go" business, currently accounting for approximately 4 percent of sales, using technology to expedite and standardize procedures to ensure food quality is not compromised. After carefully studying the marketplace, we're currently testing all elements of carry-out from packaging to delivery.



ABOVE: *Tammy Burgess, a server and trainer at the Applebee's in Clinton, Mississippi, encouraged and supported a guest throughout her arduous chemotherapy treatments by promising an ice cream dessert after each session. For her example of caring and kindness, Tammy received the First Annual Applebee's Humanitarian Award.* BELOW: *Applebee's training and development programs focus on retaining our best hourly and management associates.*



PASSIONATE, ATTENTIVE SERVICE We know that our guests have a great many choices, and our overriding goal is to consistently provide passionate, attentive service. Simply put, we want all of the 250 million plus guests who visit our restaurants each year to feel better when they leave than when they came in.

On average, we have less than an hour to deliver an experience that clearly differentiates us from our competitors and makes our guests eager to come back – less than an hour in which to please and impress them, to excite them and make them feel important. Delivering that experience with passionate, attentive service requires the right associates who are well trained, motivated and excited about what they do.

Operating in an industry where the average hourly turnover exceeds 140 percent per year, we have developed programs aimed at selecting and retaining the best associates. One retention program is the Performance Improvement Process (PIP) which provides each hourly associate with feedback on their performance twice a year. The feedback is based on nine competencies deemed essential to success at Applebee's. Based on the feedback, the manager and hourly associate then develop a personal development plan for the next six months. Using the PIP scores and rankings, restaurant managers can focus their retention efforts on their most talented performers.

The company has taken a similar approach with our restaurant managers where industry turnover rates exceed 30 percent. The Management Assessment Process (MAP) is Applebee's proprietary system to assess restaurant managers using competencies rated by both the individual and the manager's supervisor. This tool not only helps us in



At Applebee's, we're not just in 1,400 neighborhoods ... we're a part of these neighborhoods, taking an active role in the community. Underscoring this local focus, each restaurant's décor features hometown heroes – from local athletes and firefighters to celebrities and other notables.

developing our managers but also in identifying which managers possess the talent and skills necessary to be promoted to support our continued growth. This tool is one of the ways we were able to significantly reduce general manager turnover to 12 percent and overall management turnover to 23 percent for the year. Retaining our best performers is critical to our long-term success and has contributed to substantial improvements in our guest satisfaction scores.

NEIGHBORHOOD SPIRIT At Applebee's, the concept of service extends from our restaurants into our communities on an ongoing basis. In the aftermath of the September 11 tragedy, the Applebee's system, including our associates and franchisees, quickly banded together to donate a total of $1 million to the Federal Law Enforcement Foundation, the American Red Cross Disaster Relief Fund and the Windows of Hope Fund. Our guests also contributed another $450,000 to the American Red Cross by donating funds during our "Neighbors Helping Neighbors" flag campaign.

APPLEBEE'S FUTURE Since the terrorist attacks on America, people have sought comfort in all that is close and familiar, reconnecting to what they hold dear.

Applebee's is uniquely positioned to help meet this need and fill this role. We offer a comforting, unintimidating experience with good food that's right in the neighborhood, close to home – a trusted haven where people can forget their troubles and escape the realities of life.

In years past, the Applebee's concept has shaped an entire industry. In the years ahead, we will continue to redefine the casual dining segment ... one neighborhood at a time, one guest experience at a time.

Lloyd L. Hill
Chairman of the Board,
Chief Executive Officer and President
March 2002



SUMMARY FINANCIALS

For solid financial performance

THAT CONTINUES TO EXCEED *our key financial targets*

AND TO DELIVER *steadily increasing*

shareholder value...

IT'S GOT TO BE APPLEBEE'S.®

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	FISCAL YEAR ENDED	
	Dec. 30, 2001	Dec. 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 22,048	$ 10,763
Short-term investments, at market value	699	1,312
Receivables, net of allowance	22,827	19,760
Inventories	10,165	12,616
Prepaid and other current assets	12,260	6,389
Total current assets	67,999	50,840
Property and equipment, net	330,924	314,216
Goodwill, net	77,965	83,265
Franchise interest and rights, net	2,449	2,949
Other assets	21,074	20,437
	$ 500,411	$ 471,707
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 43	$ 894
Accounts payable	22,196	26,556
Accrued expenses and other current liabilities	71,551	62,511
Accrued dividends	2,977	2,774
Accrued income taxes	979	1,100
Total current liabilities	97,746	93,835
Non-current liabilities:		
Long-term debt – less current portion	74,525	90,461
Franchise deposits	1,515	1,596
Deferred income taxes	1,442	4,097
Total non-current liabilities	77,482	96,154
Total liabilities	175,228	189,989
Commitments and contingencies		
Stockholders' equity:		
Preferred stock – par value $0.01 per share: authorized – 1,000,000 shares; no shares issued	—	—
Common stock – par value $0.01 per share: authorized – 125,000,000 shares; issued – 48,225,358 shares in 2001 and 2000	482	482
Additional paid-in capital	180,802	172,037
Retained earnings	355,191	293,772
Accumulated other comprehensive income, net of income taxes	14	39
	536,489	466,330
Treasury stock – 11,014,733 shares in 2001 and 10,395,795 shares in 2000, at cost	(211,306)	(184,612)
Total stockholders' equity	325,183	281,718
	$ 500,411	$ 471,707

These condensed consolidated financial statements should be read in conjunction with the full financial statements presented in our Form 10-K.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands, except per share amounts)

	FISCAL YEAR ENDED		
	Dec. 30, 2001	Dec. 31, 2000	Dec. 26, 1999
Revenues:			
Company restaurant sales	**$651,119**	$605,414	$596,754
Franchise income	**93,225**	84,738	72,830
Total operating revenues	**744,344**	690,152	669,584
Cost of company restaurant sales:			
Food and beverage	**175,977**	166,014	163,865
Labor	**208,996**	191,402	188,538
Direct and occupancy	**164,965**	151,611	145,747
Pre-opening expense	**1,701**	1,659	1,582
Total cost of company restaurant sales	**551,639**	510,686	499,732
General and administrative expenses	**72,935**	65,060	63,338
Amortization of intangible assets	**5,851**	5,934	5,997
Loss on disposition of restaurants and equipment	**1,492**	1,265	5,607
Operating earnings	**112,427**	107,207	94,910
Other income (expense):			
Investment income	**1,650**	1,484	1,195
Interest expense	**(7,456)**	(9,304)	(10,814)
Other income (expense)	**(2,744)**	551	444
Total other expense	**(8,550)**	(7,269)	(9,175)
Earnings before income taxes and extraordinary item	**103,877**	99,938	85,735
Income taxes	**38,227**	36,777	31,537
Earnings before extraordinary item	**65,650**	63,161	54,198
Extraordinary loss from early extinguishment of debt, net of income taxes	**(1,249)**	—	—
Net earnings	**$ 64,401**	$ 63,161	$ 54,198
Basic earnings per common share:			
Basic earnings before extraordinary item	**$ 1.77**	$ 1.61	$ 1.27
Extraordinary item	**(0.03)**	—	—
Basic net earnings per common share	**$ 1.74**	$ 1.61	$ 1.27
Diluted earnings per common share:			
Diluted earnings before extraordinary item	**$ 1.73**	$ 1.60	$ 1.26
Extraordinary item	**(0.03)**	—	—
Diluted net earnings per common share	**$ 1.70**	$ 1.60	$ 1.26
Basic weighted average shares outstanding	**37,008**	39,228	42,605
Diluted weighted average shares outstanding	**37,918**	39,447	42,902

These condensed consolidated financial statements should be read in conjunction with the full financial statements presented in our Form 10-K.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
	Shares	Amount					
Balance, December 27, 1998	48,225,358	$ 482	$163,651	$181,849	$ 113	$ (50,042)	$296,053
Comprehensive income:							
Net earnings	—	—	—	54,198	—	—	54,198
Change in unrealized gain on short-term investments, net of income taxes	—	—	—	—	(63)	—	(63)
Total comprehensive income	—	—	—	54,198	(63)	—	54,135
Purchases of treasury stock	—	—	—	—	—	(102,959)	(102,959)
Dividends on common stock, $0.07 per share	—	—	—	(2,660)	—	—	(2,660)
Stock options exercised and related tax benefit	—	—	3,773	—	—	3,252	7,025
Shares issued under employee stock and 401(k) plans	—	—	1,063	—	—	1,113	2,176
Restricted shares awarded under equity incentive plan, net of cancellations	—	—	121	—	—	6	127
Unearned compensation relating to restricted shares	—	—	431	—	—	—	431
Notes receivable from officers for stock sales	—	—	(455)	—	—	—	(455)
Balance, December 26, 1999	48,225,358	482	168,584	233,387	50	(148,630)	253,873
Comprehensive income:							
Net earnings	—	—	—	63,161	—	—	63,161
Change in unrealized gain on short-term investments, net of income taxes	—	—	—	—	(11)	—	(11)
Total comprehensive income	—	—	—	63,161	(11)	—	63,150
Purchases of treasury stock	—	—	—	—	—	(43,192)	(43,192)
Dividends on common stock, $0.07 per share	—	—	—	(2,776)	—	—	(2,776)
Stock options exercised and related tax benefit	—	—	2,298	—	—	4,201	6,499
Shares issued under employee stock and 401(k) plans	—	—	760	—	—	2,066	2,826
Restricted shares awarded under equity incentive plan, net of cancellations	—	—	556	—	—	943	1,499
Unearned compensation relating to restricted shares	—	—	350	—	—	—	350
Notes receivable from officers for stock sales, net of repayments	—	—	(511)	—	—	—	(511)
Balance, December 31, 2000	48,225,358	482	172,037	293,772	39	(184,612)	281,718
Comprehensive income:							
Net earnings	—	—	—	64,401	—	—	64,401
Change in unrealized gain on short-term investments, net of income taxes	—	—	—	—	(25)	—	(25)
Transition adjustment related to financial instruments, net of taxes	—	—	—	—	(250)	—	(250)
Change in fair value of derivative instruments	—	—	—	—	(4,220)	—	(4,220)
Adjustment for termination of interest rate swap agreements	—	—	—	—	4,470	—	4,470
Total comprehensive income	—	—	—	64,401	(25)	—	64,376
Purchases of treasury stock	—	—	—	—	—	(44,987)	(44,987)
Dividends on common stock, $0.08 per share	—	—	—	(2,982)	—	—	(2,982)
Stock options exercised and related tax benefit	—	—	7,472	—	—	16,518	23,990
Shares issued under employee stock and 401(k) plans	—	—	870	—	—	1,392	2,262
Restricted shares awarded under equity incentive plan, net of cancellations	—	—	(254)	—	—	383	129
Unearned compensation relating to restricted shares	—	—	326	—	—	—	326
Notes receivable from officers for stock sales, net of repayments	—	—	351	—	—	—	351
Balance, December 30, 2001	48,225,358	$ 482	$180,802	$355,191	$ 14	$(211,306)	$325,183

These condensed consolidated financial statements should be read in conjunction with the full financial statements presented in our Form 10-K.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	FISCAL YEAR ENDED		
	Dec. 30, 2001	Dec. 31, 2000	Dec. 26, 1999
Cash Flows From Operating Activities:			
Net earnings	**$ 64,401**	$ 63,161	$ 54,198
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**31,780**	30,208	28,930
Amortization of intangible assets	**5,851**	5,934	5,997
Write-off of deferred financing costs	**1,976**	—	—
Amortization of deferred financing costs	**648**	734	678
Deferred income tax provision (benefit)	**(4,520)**	118	(244)
Loss on disposition of restaurants and equipment	**1,492**	1,265	5,607
Income tax benefit from exercise of stock options	**4,807**	554	998
Changes in assets and liabilities (exclusive of effects of divestitures):			
Receivables	**(3,067)**	(8,538)	(108)
Inventories	**2,451**	(1,369)	(5,781)
Prepaid and other current assets	**(3,992)**	393	508
Accounts payable	**(4,360)**	9,590	(461)
Accrued expenses and other current liabilities	**10,068**	10,353	9,937
Accrued income taxes	**(121)**	(167)	1,182
Franchise deposits	**(81)**	(169)	(374)
Other	**(2,242)**	(1,224)	700
Net cash provided by operating activities	**105,091**	110,843	101,767
Cash Flows From Investing Activities:			
Purchases of property and equipment	**(50,086)**	(46,220)	(53,945)
Equity investment in unaffiliated company	—	(2,000)	—
Proceeds from sale of restaurants and equipment	**433**	1,038	81,884
Purchases of short-term investments	**(200)**	(100)	—
Maturities and sales of short-term investments	**774**	1,325	2,200
Net cash provided (used) by investing activities	**(49,079)**	(45,957)	30,139
Cash Flows From Financing Activities:			
Purchases of treasury stock	**(44,987)**	(43,192)	(102,959)
Dividends paid	**(2,779)**	(2,662)	(2,659)
Issuance of common stock upon exercise of stock options	**19,183**	5,945	6,027
Shares sold under employee stock purchase plan	**1,234**	1,136	944
Proceeds from issuance of long-term debt	**70,000**	—	44,604
Deferred financing costs relating to issuance of long-term debt	**(577)**	—	—
Payments on long-term debt	**(86,801)**	(16,777)	(78,203)
Net cash used by financing activities	**(44,727)**	(55,550)	(132,246)
Net Increase (Decrease) In Cash and Cash Equivalents	**11,285**	9,336	(340)
Cash and Cash Equivalents, beginning of period	**10,763**	1,427	1,767
Cash and Cash Equivalents, end of period	**$ 22,048**	$ 10,763	$ 1,427

These condensed consolidated financial statements should be read in conjunction with the full financial statements presented in our Form 10-K.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following presents the unaudited consolidated quarterly results of operations for 2001 and 2000. During the fourth quarter of 2001, we incurred costs relating to the termination of interest rate swap agreements of $4,470,000, which are reflected in other expense, and recognized an extraordinary loss of $1,249,000, net of income taxes of $727,000, due to the write-off of previously deferred financing costs relating to the refinancing of our prior credit facilities. All amounts, except per share amounts, are expressed in thousands.

	2001 FISCAL QUARTER ENDED				2000 FISCAL QUARTER ENDED			
	April 1, 2001	July 1, 2001	Sept. 30, 2001	Dec. 30, 2001	March 26, 2000	June 25, 2000	Sept. 24, 2000	Dec. 31, 2000
Revenues:								
Company restaurant sales	$160,143	$162,035	$164,238	$164,703	$145,451	$147,909	$151,038	$161,016
Franchise income	22,234	23,885	23,787	23,319	19,799	20,736	21,252	22,951
Total operating revenues	182,377	185,920	188,025	188,022	165,250	168,645	172,290	183,967
Cost of company restaurant sales:								
Food and beverage	43,305	43,633	44,489	44,550	40,058	39,323	41,408	45,225
Labor	50,900	51,533	52,864	53,699	46,168	46,954	47,703	50,577
Direct and occupancy	40,759	41,104	41,459	41,643	35,660	36,095	38,005	41,851
Pre-opening expense	135	132	632	802	296	213	322	828
Total cost of company restaurant sales	135,099	136,402	139,444	140,694	122,182	122,585	127,438	138,481
General and administrative expenses	17,166	18,085	19,197	18,487	16,007	16,338	16,224	16,491
Amortization of intangible assets	1,463	1,462	1,463	1,463	1,451	1,455	1,460	1,568
Loss on disposition of restaurants and equipment	187	571	329	405	353	322	231	359
Operating earnings	28,462	29,400	27,592	26,973	25,257	27,945	26,937	27,068
Other income (expense):								
Investment income	357	415	479	399	349	367	389	379
Interest expense	(2,357)	(2,043)	(1,831)	(1,225)	(2,364)	(2,267)	(2,225)	(2,448)
Other income (expense)	90	385	322	(3,541)	118	303	(79)	209
Total other expense	(1,910)	(1,243)	(1,030)	(4,367)	(1,897)	(1,597)	(1,915)	(1,860)
Earnings before income taxes and extraordinary item	26,552	28,157	26,562	22,606	23,360	26,348	25,022	25,208
Income taxes	9,771	10,361	9,776	8,319	8,597	9,696	9,208	9,276
Earnings before extraordinary item	16,781	17,796	16,786	14,287	14,763	16,652	15,814	15,932
Extraordinary loss from early extinguishment of debt, net of income taxes	—	—	—	(1,249)	—	—	—	—
Net earnings	$ 16,781	$ 17,796	$ 16,786	$ 13,038	$ 14,763	$ 16,652	$ 15,814	$ 15,932
Basic earnings per common share:								
Basic earnings before extraordinary item	$ 0.45	$ 0.48	$ 0.45	$ 0.38	$ 0.37	$ 0.42	$ 0.40	$ 0.42
Extraordinary item	—	—	—	(0.03)	—	—	—	—
Basic net earnings per common share	$ 0.45	$ 0.48	$ 0.45	$ 0.35	$ 0.37	$ 0.42	$ 0.40	$ 0.42
Diluted earnings per common share:								
Diluted earnings before extraordinary item	$ 0.45	$ 0.47	$ 0.44	$ 0.37	$ 0.37	$ 0.41	$ 0.40	$ 0.42
Extraordinary item	—	—	—	(0.03)	—	—	—	—
Diluted net earnings per common share	$ 0.45	$ 0.47	$ 0.44	$ 0.34	$ 0.37	$ 0.41	$ 0.40	$ 0.42
Basic weighted average shares outstanding	37,116	36,914	36,911	37,091	40,005	40,035	39,147	37,832
Diluted weighted average shares outstanding	37,628	37,872	37,880	38,109	40,182	40,550	39,281	38,076

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Applebee's International, Inc.
Overland Park, KS

We have audited the consolidated balance sheets of Applebee's International, Inc. and subsidiaries (the "Company") as of December 30, 2001 and December 31, 2000, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 30, 2001. Such consolidated financial statements and our report thereon dated February 13, 2002 expressing an unqualified opinion (which are not included herein), are included in the Form 10-K furnished with the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements of the Company is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

Deloitte & Touche LLP
Kansas City, MO
February 13, 2002

COMMON STOCK INFORMATION

Our common stock trades on The Nasdaq Stock Market, under the symbol APPB. The table below sets forth for the fiscal quarters indicated the reported high and low sale prices of our common stock, as reported on The Nasdaq Stock Market.

	2001		2000	
	High	**Low**	High	Low
First Quarter	**$24.29**	**$18.67**	$19.92	$16.00
Second Quarter	**$32.00**	**$23.81**	$25.04	$17.04
Third Quarter	**$33.08**	**$25.98**	$21.42	$13.63
Fourth Quarter	**$36.89**	**$26.40**	$23.08	$15.00

At December 30, 2001, there were 941 stockholders of record.

We declared an annual dividend of $0.08 per common share on December 13, 2001 for stockholders of record on December 26, 2001, and the dividend was payable on January 29, 2002. We declared an annual dividend of $0.07 per common share on December 14, 2000 for stockholders of record on December 29, 2000, and the dividend was payable on January 29, 2001.

BOARD OF DIRECTORS



Lloyd L. Hill
Chairman of the Board, Chief Executive Officer and President, Applebee's International, Inc.



Mark S. Hansen [1,2]
Chairman and Chief Executive Officer, Fleming Companies, Inc.



Erline Belton [2,3]
President and Founder of The Lyceum Group



Jack P. Helms [2,3]
Principal and Shareholder in Goldsmith, Agio, Helms and Company



Douglas R. Conant
President and Chief Executive Officer, Campbell Soup Company



Burton M. Sack [3]
Retired Former Executive, Applebee's International, Inc.



D. Patrick Curran [1,3]
Chairman and Chief Executive Officer, The Curran Companies



George D. Shadid
Executive Vice President and Chief Operating Officer, Applebee's International, Inc.



Eric L. Hansen [1,2]
Shareholder in Holman Hansen & Colville, P.C., a Professional Association

Committee Memberships
1 Audit
2 Executive Compensation
3 Corporate Governance

OFFICERS

Lloyd L. Hill
Chairman of the Board, Chief Executive Officer and President

George D. Shadid
Executive Vice President and Chief Operating Officer

Steven K. Lumpkin
Executive Vice President, Chief Financial Officer and Treasurer

Larry A. Cates
President of International Division

John C. Cywinski
Senior Vice President and Chief Marketing Officer

David L. Goebel
Senior Vice President of Franchise Operations

Louis A. Kaucic
Senior Vice President and Chief People Officer

David R. Parsley
Senior Vice President of Purchasing and Distribution

Carin L. Stutz
Senior Vice President of Company Operations

Tamy T. Duplantis
Vice President of Information Technology

Kurt Hankins
Vice President of Research and Development

Janell E. Jones
Vice President of Performance Systems

James W. Kirkpatrick
Vice President of Real Estate and Construction

Robert T. Steinkamp
Vice President, Secretary and General Counsel

Harry B. Stroup
Vice President of Design and Facilities

Douglas D. Waltman
Vice President of Training and Development

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

4551 West 107th Street
Overland Park, Kansas 66207
(913) 967-4000
Fax: (913) 341-1694

INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
1010 Grand Avenue, Suite 400
Kansas City, Missouri 64106

OUTSIDE COUNSEL

Blackwell Sanders Peper Martin LLP
2300 Main Street, Suite 1000
Kansas City, Missouri 64108

SEC FORM 10-K

Shareholders may receive a copy of our 2001 Annual Report to the Securities and Exchange Commission on Form 10-K free of charge by writing or calling the Investor Relations Department at Applebee's corporate headquarters, as listed above.

FINANCIAL COMMUNITY INFORMATION

Inquiries from institutional investors, financial analysts, registered representatives, portfolio managers and individual shareholders should be directed to: Investor Relations Department at Applebee's corporate headquarters, as listed above.
(913) 967-4109, Fax: (913) 341-4970

Information may also be obtained by visiting our Web site at www.applebees.com.

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10007
(800) 937-5449

ANNUAL MEETING

Shareholders are cordially invited to attend the 2002 Annual Meeting of Stockholders which will be held at 10:00 a.m., CDT, on May 9, 2002 at the Overland Park Marriott, 10800 Metcalf, Overland Park, Kansas 66210.

Management urges all shareholders to vote their proxies and thus participate in the decisions that will be made at this meeting.

DIVIDENDS

The 2001 annual dividend was 8 cents per share, paid in January 2002.

SHAREHOLDERS

There were approximately 16,000 beneficial shareholders including 941 shareholders of record as of December 30, 2001.

STOCK LISTING

Our common stock trades on the The Nasdaq Stock Market® under the symbol APPB.

TRADEMARKS

The following are registered trademarks of Applebee's International, Inc.: Applebee's Neighborhood Grill & Bar,® Applebee's Neighborhood Grill & Bar and Design,® Applebee's and Design,® T.J. Applebee's ℞ for Edibles and Elixirs,® America's Favorite Neighbor,® As American As Applebee's,® Eatin' Good in the Neighborhood,® It's Got to Be Applebee's.™

CORPORATE PROFILE

Applebee's International, Inc., headquartered in Overland Park, Kansas, develops, franchises and operates casual dining restaurants in 49 states and eight international countries under the Applebee's Neighborhood Grill & Bar® brand.

Each Applebee's Neighborhood Grill & Bar is designed as an attractive, friendly, neighborhood establishment featuring moderately priced, high-quality food and beverage items, table service and a comfortable atmosphere that appeals to all ages.

Applebee's Neighborhood Grill & Bar is the largest casual dining concept in America, both in terms of number of restaurants and market share. At December 30, 2001, there were 1,392 Applebee's Neighborhood Grill & Bar restaurants, of which 1,082 were operated by franchisees and 310 were operated by the Company.

Total system sales for the Applebee's concept reached $2.93 billion in 2001, an increase of 10 percent from total system sales of $2.67 billion in 2000.

The Company's common stock trades on The Nasdaq Stock Market® under the symbol APPB.

THANK YOU FOR VISITING


Applebee's

YOUR NEIGHBORHOOD APPLEBEE'S

You can visit us online at www.applebees.com

APPLEBEE'S INTERNATIONAL, INC.
4551 WEST 107TH STREET
OVERLAND PARK, KANSAS 66207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number: 000-17962

Applebee's International, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

43-1461763
(I.R.S. Employer Identification No.)

4551 W. 107th Street, Suite 100, Overland Park, Kansas 66207
(Address of principal executive offices and zip code)

(913) 967-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $.01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant as of March 21, 2002 was $1,313,008,921 based upon the closing sale price on March 21, 2002.

The number of shares of the registrant's common stock outstanding as of March 21, 2002 was 37,174,658.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 is incorporated into Part III hereof.

APPLEBEE'S INTERNATIONAL, INC.
FORM 10-K
FISCAL YEAR ENDED DECEMBER 30, 2001
INDEX

PART I

Item 1. Business

General

References to "Applebee's", "we", "us", and "our" in this document are references to Applebee's International, Inc. and its subsidiaries and any predecessor companies of Applebee's International, Inc. We develop, franchise and operate casual dining restaurants under the name "Applebee's Neighborhood Grill & Bar." With nearly 1,400 restaurants and $2.93 billion in annual system sales, Applebee's Neighborhood Grill and Bar is the largest casual dining concept in America, both in terms of number of restaurants and market share.

We opened our first restaurant in 1986. We initially developed and operated six restaurants as a franchisee of the Applebee's Neighborhood Grill & Bar Division (the "Applebee's Division") of an indirect subsidiary of W.R. Grace & Co. In March 1988, we acquired substantially all the assets of our franchisor. When we acquired the Applebee's Division, it operated 14 restaurants and had ten franchisees, including us, operating 41 franchise restaurants.

As of December 30, 2001, there were 1,392 Applebee's restaurants. Franchisees operated 1,082 of these restaurants and 310 restaurants were company operated. The restaurants were located in 49 states and eight international countries. During 2001, 109 new restaurants were opened, including 84 franchise restaurants and 25 company restaurants.

We acquired the Rio Bravo Cantina chain of Mexican casual dining restaurants in March 1995. On April 12, 1999, we completed the sale of the Rio Bravo Cantina concept, which was comprised of 65 restaurants. We operated 40 of these restaurants and franchisees operated the remaining 25 restaurants. On April 26, 1999, we completed the sale of our four specialty restaurants, which we had also acquired in 1995.

Our current strategy is to focus on the Applebee's concept. We divested the Rio Bravo Cantina concept as a part of that strategy. We expect that the Applebee's system will encompass at least 1,800 restaurants in the United States.

The following table sets forth certain unaudited financial information and other restaurant data relating to company and franchise restaurants, as reported to us by franchisees:

	Fiscal Year Ended		
	December 30, 2001	December 31, 2000	December 26, 1999
Number of restaurants:			
Applebee's:			
Company:			
Beginning of year	285	262	247
Restaurant openings	25	25	27
Restaurant closings	—	(2)	—
Restaurants acquired from (by) franchisees	—	—	(12)
End of year	310	285	262
Franchise:			
Beginning of year	1,001	906	817
Restaurant openings	84	100	80
Restaurant closings	(3)	(5)	(3)
Restaurants acquired by (from) franchisees	—	—	12
End of year	1,082	1,001	906
Total Applebee's:			
Beginning of year	1,286	1,168	1,064
Restaurant openings	109	125	107
Restaurant closings	(3)	(7)	(3)
End of year	1,392	1,286	1,168
Rio Bravo Cantinas:			
Company:			
Beginning of year	—	—	40
Restaurants divested	—	—	(40)
End of year	—	—	—
Franchise:			
Beginning of year	—	—	26
Restaurant closings	—	—	(1)
Restaurants divested	—	—	(25)
End of year	—	—	—
Total Rio Bravo Cantinas:			
Beginning of year	—	—	66
Restaurant closings	—	—	(1)
Restaurants divested	—	—	(65)
End of year	—	—	—
Total number of restaurants:			
Beginning of year	1,286	1,168	1,134
Restaurant openings	109	125	107
Restaurant closings	(3)	(7)	(4)
Restaurants divested	—	—	(69)
End of year	1,392	1,286	1,168

	Fiscal Year Ended		
	December 30, 2001	December 31, 2000	December 26, 1999
Weighted average weekly sales per restaurant:			
Applebee's:			
Company	$ 42,660	$ 42,183	$ 41,674
Franchise	$ 42,241	$ 41,137	$ 40,297
Total Applebee's	$ 42,334	$ 41,370	$ 40,619
Change in comparable restaurant sales[1]:			
Applebee's:			
Company	2.5%	1.8%	4.4%
Franchise	3.0%	1.6%	2.9%
Total Applebee's	2.9%	1.7%	3.2%
Total system sales (in thousands):			
Applebee's	$ 2,926,288	$ 2,668,539	$ 2,347,388
Rio Bravo Cantinas	—	—	42,661
Specialty restaurants	—	—	4,806
Total system sales	$ 2,926,288	$ 2,668,539	$ 2,394,855

[1] When computing comparable restaurant sales, restaurants open for at least 18 months are compared from period to period.

The Applebee's System

Concept. Each Applebee's restaurant is designed as an attractive, friendly, neighborhood establishment featuring moderately priced, high quality food and beverage items, table service and a comfortable atmosphere. Our restaurants appeal to a wide range of customers including young adults, senior citizens and families with young children.

During 1998, we initiated a strategy to enter into counties with a population of less than 50,000. We have been successful at market penetration of the Applebee's concept, and we recognize that small towns represent a market with significant potential. As of December 30, 2001, there were a total of 92 restaurants open in these smaller markets, and we anticipate at least 150 restaurants to be opened long-term in small towns. Because of these factors, we expect that the Applebee's system will encompass at least 1,800 restaurants in the United States.

We have set certain specifications for the design of our restaurants. Our restaurants are located in free-standing buildings, end caps of strip shopping centers, and shopping malls. Each restaurant has a bar, and many restaurants offer patio seating. The decor of each restaurant incorporates artifacts and memorabilia such as old movie posters, musical instruments and sports equipment. Restaurants also frequently display photographs, magazine articles and newspaper articles highlighting local history and personalities. These items give each restaurant an individual, neighborhood identity. We require that each restaurant be remodeled every six years to embody the design elements of the current prototype.

Menu. Each restaurant offers a diverse menu of high quality, moderately priced food and beverage items consisting of traditional favorites and signature dishes. The restaurants feature a broad selection of entrees, including beef, chicken, seafood and pasta items prepared in a variety of cuisines, as well as appetizers, salads, sandwiches, specialty drinks and desserts. Substantially all restaurants offer beer, wine, liquor and premium specialty drinks. During 2001, alcoholic beverages accounted for 14.1% of company owned restaurant sales.

Restaurant Operations. We and our franchisees operate all restaurants in accordance with uniform operating standards and specifications. These standards pertain to the quality and preparation of menu items, selection of menu items, maintenance and cleanliness of premises, and employee conduct. We develop all standards and specifications with input from franchisees, and they are applied on a system-wide basis.

Training. We have an operations training course for general managers, kitchen managers and other restaurant managers. The course consists of in-store task-oriented training and formal administrative, customer service, and financial training. We ensure that new restaurants comply with our standards by providing them with a team of trainers to conduct hands-on training for all restaurant employees. We also provide periodic training for our restaurant employees regarding various topics, generally through in-restaurant seminars and video presentations.

Advertising. We have historically concentrated our advertising and marketing efforts primarily on food-specific promotions. We advertise on a national, regional and local basis, utilizing primarily television, radio and print media. In 2001, approximately 4.3% of sales for company restaurants was spent on advertising. This amount includes contributions to the national advertising pool which develops and funds the specific national promotions. We focus the remainder of our advertising expenditures on local advertising in areas with company owned restaurants.

Purchasing. Maintaining high food quality and system-wide consistency is a central focus of our purchasing program. We mandate quality standards for all products used in the restaurants, and we maintain a limited list of approved suppliers from which we and our franchisees must select. We have negotiated purchasing agreements with most of our approved suppliers which result in volume discounts for us and our franchisees. Additionally, when necessary we purchase and maintain inventories of Riblets, a specialty item on the Applebee's menu, to assure sufficient supplies for the system. In 2001, we began a new multi-year supply chain management initiative designed to leverage our size, improve sourcing of products and optimize distribution.

Company Restaurants

Company Restaurant Openings and Acquisitions. Our expansion strategy is to cluster restaurants in targeted markets, thereby increasing consumer awareness. Our strategy enables us to take advantage of operational, distribution and advertising efficiencies. Our development experience indicates that when we open multiple restaurants within a particular market, our market share increases.

In order to maximize overall system growth, our expansion strategy through 1992 emphasized franchise arrangements with experienced, successful and financially capable restaurant operators. We continue to expand the Applebee's system across the United States through franchise operations, but beginning in 1992, our growth strategy also included increasing the number of company owned restaurants. We have tried to achieve this goal in two ways. First, we have developed strategic territories. Second, when franchises are available for purchase under acceptable financial terms, we have selectively acquired existing franchise restaurants and terminated the selling franchisee's related development rights. Using this strategy, we have expanded from a total of 31 company owned or operated restaurants as of December 27, 1992 to a total of 310 as of December 30, 2001. We accomplished this expansion by opening 234 new restaurants and acquiring 81 franchise restaurants over the last nine years. In addition, as part of our portfolio management strategy, we have sold 26 restaurants to franchisees during this nine-year period.

We opened 25 new Applebee's restaurants in 2001 and anticipate opening approximately 25 new Applebee's restaurants in 2002. We may open more or fewer restaurants depending upon the availability of appropriate new sites. The following table shows the areas where our company restaurants were located as of December 30, 2001:

Area	
Detroit/Southern Michigan	55
New England (includes Massachusetts, Vermont, New Hampshire, Rhode Island and Maine)	52
Minneapolis/St. Paul, Minnesota	44
Virginia	38
North/Central Texas	36
St. Louis, Missouri/Illinois	25
Kansas City, Missouri/Kansas	24
Las Vegas/Reno, Nevada	12
Atlanta, Georgia	9
Albuquerque, New Mexico	8
San Diego/Southern California	7
	310

Restaurant Operations. The staff for a typical restaurant consists of one general manager, one kitchen manager, two or three assistant managers and approximately 60 hourly employees. All managers of company owned restaurants receive a salary and performance bonus based on restaurant sales, profits and adherence to our standards. As of December 30, 2001, we employed ten Regional Vice Presidents of Operations/Directors of Operations and 50 Area Directors. The Area Directors' duties include regular restaurant visits and inspections which ensure the ongoing maintenance of our standards of quality, service, cleanliness, value, and courtesy. In addition to providing a significant contribution to revenues and operating earnings, we use company owned restaurants for many purposes which are integral to the development of the entire system, including testing of new menu items and training of franchise restaurant managers and operating personnel.

The Applebee's Franchise System

Franchise Territory and Restaurant Openings. We currently have exclusive franchise arrangements with 66 franchise groups, including 15 international franchisees. We have generally selected franchisees that are experienced multi-unit restaurant operators who have been involved with other restaurant concepts. Our franchisees operate Applebee's restaurants in 43 states and eight international countries. We have assigned the vast majority of all territories in the contiguous 48 states or have designated them for company development.

As of December 30, 2001, there were 1,082 franchise restaurants. Franchisees opened 80 restaurants in 1999, 100 restaurants in 2000 and 84 restaurants in 2001. We anticipate between 80 to 90 franchise restaurant openings in 2002.

Development of Restaurants. We make available to franchisees the physical specifications for a typical restaurant, and we retain the right to prohibit or modify the use of any plan. Each franchisee is responsible for selecting the site for each restaurant within their territory. We assist franchisees in selecting appropriate sites, and any selection made by a franchisee is subject to our approval. We also conduct a physical inspection, review any proposed lease or purchase agreement, and make available demographic studies.

Domestic Franchise Arrangements. Each franchise arrangement consists of a development agreement and separate franchise agreements. Development agreements grant the exclusive right to develop a number of restaurants in a designated geographical area. The term of a domestic development agreement is generally 20 years. The franchisee enters into a separate franchise agreement for the operation of each restaurant. Each agreement has a term of 20 years and permits renewal for up to an additional 20 years in accordance with the terms contained in the then current franchise agreement (including the then current royalty rates and advertising fees) and upon payment of an additional franchise fee.

For each restaurant developed, a franchisee is currently obligated to pay an initial franchisee fee (which typically ranges from $30,000 to $35,000) and a royalty fee equal to 4% of the restaurant's monthly gross sales. We have executed agreements with a majority of our franchisees which maintain the existing royalty fees of 4% and extend the current franchise and development agreements until January 1, 2020. The revised agreements establish new restaurant development obligations over the next several years which support our long-term expectation of at least 1,800 restaurants in the United States. The terms, royalties and advertising fees under a limited number of franchise agreements and the franchise fees under older development agreements vary from the currently offered arrangements.

Advertising. We currently require domestic franchisees to contribute 2.25% of gross sales to the national advertising pool. This amount is in addition to their required spending of at least 1.5% of gross sales on local advertising and promotional activities. Franchisees also promote the opening of each restaurant and we reimburse the franchisee for 50% of the out-of-pocket opening advertising expenditures, subject to certain conditions. The maximum amount we will reimburse for these expenditures is $2,500. Under our franchise agreements, we can increase the combined amount of the advertising fee and the amount required to be spent on local advertising and promotional activities to a maximum of 5% of gross sales.

Training and Support. We provide ongoing advice and assistance to franchisees in connection with the operation and management of each restaurant through training sessions, meetings, seminars, on-premises visits, and by written or other material. We also assist franchisees with business planning, development, technology and human resource efforts.

Quality Control. We continuously monitor franchisee operations and inspect restaurants, principally through our full-time franchise consultants (22 as of December 30, 2001). We make both scheduled and unannounced inspections of restaurants to ensure that only approved products are in use and that our prescribed operations practices and procedures are being followed. A minimum of three planned visits are made each year, during which one of our representatives conducts an inspection and consultation at each restaurant. We have the right to terminate a franchise if a franchisee does not operate and maintain a restaurant in accordance with our requirements.

Franchise Business Council. We maintain a Franchise Business Council which provides us with advice about operations, marketing, product development and other aspects of restaurant operations for the purpose of improving the franchise system. As of December 30, 2001, the Franchise Business Council consisted of seven franchisee representatives and two members of our senior management. Two franchisee representatives are permanent members, one franchisee representative must be a franchisee with five or less restaurants, and any franchisee who operates 10% or more of the total number of system restaurants (currently none) is reserved a seat. Franchisees elect the remaining franchisee representatives annually.

International Franchise Agreements. We continue to pursue international franchising of the Applebee's concept under a long-term strategy of controlled expansion. This strategy includes seeking qualified franchisees with the resources to open multiple restaurants in each territory and those with familiarity with the specific local business environment. We are currently focusing on international franchising in Canada, Latin America and the Mediterranean/Middle East. In this regard, we currently have development agreements with 15 international franchisees. Franchisees operated 38 international restaurants as of December 30, 2001. The success of further international expansion will depend on, among other things, local acceptance of the Applebee's concept and our ability to attract qualified franchisees and operating personnel. We must also comply with the regulatory requirements of the local jurisdictions, and supervise international franchisee operations effectively.

Franchise Financing. Although financing is the sole responsibility of the franchisee, we make available to franchisees information about financial institutions interested in financing the costs of restaurant development for qualified franchisees. None of these financial institutions is our affiliate or agent, and we have no control over the terms or conditions of any financing arrangement offered by these financial institutions. Under a previous franchise financing program, we provided a limited guaranty of loans made to certain franchisees.

Competition

We expect competition in the casual dining segment of the restaurant industry to remain intense with respect to price, service, location, concept, and the type and quality of food. There is also intense competition for real estate sites, qualified management personnel, and hourly restaurant staff. Our competitors include national, regional and local chains, as well as local owner-operated restaurants. We have a number of well-established competitors. Some of these companies have been in existence longer than we have, and therefore they may be better established in the markets where our restaurants are or may be located.

Service Marks

We own the rights to the "Applebee's Neighborhood Grill & Bar®" service mark and certain variations thereof in the United States and in various foreign countries. We are aware of names and marks similar to our service marks used by third parties in certain limited geographical areas. We intend to protect our service marks by appropriate legal action where and when necessary.

Government Regulation

Our restaurants are subject to numerous federal, state, and local laws affecting health, sanitation and safety standards. Our restaurants are also subject to state and local licensing regulation of the sale of alcoholic beverages. Each restaurant is required to obtain appropriate licenses from regulatory authorities allowing it to sell liquor, beer, and wine. We also require that each restaurant obtain food service licenses from local health authorities. Our licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause. This would include violation of any law or regulation pertaining to alcoholic beverage control by us or our employees. Among such laws are those regulating the minimum age of patrons or employees, advertising, wholesale purchasing, and inventory control. If one of our restaurants failed to maintain its license to sell alcohol or serve food, it would significantly harm the success of that restaurant. In order to reduce this risk, we operate each restaurant in accordance with standardized procedures designed to facilitate compliance with all applicable codes and regulations.

Our employment practices are governed by various governmental employment regulations. These include minimum wage, overtime, immigration, family leave and working condition regulations.

We are subject to a variety of federal and state laws governing franchise sales and the franchise relationship. In general, these laws and regulations impose certain disclosure and registration requirements prior to the sale and marketing of franchises. Recent decisions of several state and federal courts and recently enacted or proposed federal and state laws demonstrate a trend toward increased protection of the rights and interests of franchisees against franchisors. Such decisions and laws may limit the ability of franchisors to enforce certain provisions of franchise agreements or to alter or terminate franchise agreements. Due to the scope of our business and the complexity of franchise regulations, we may encounter minor compliance issues from time to time. We do not believe, however, that any of these issues will have a material adverse effect on our business.

Under certain court decisions and statutes, owners of restaurants and bars in some states in which we own or operate restaurants may be held liable for serving alcohol to intoxicated customers whose subsequent conduct results in injury or death to a third party. We cannot guarantee that we will not be subject to such liability. We do believe, however, that our insurance presently provides adequate coverage for such liability.

Employees

As of December 30, 2001, we employed approximately 20,900 full and part-time employees. Of those, approximately 450 were corporate personnel, 1,350 were restaurant managers or managers in training and 19,100 were employed in non-management full and part-time restaurant positions. Of the 450 corporate employees, approximately 160 were in management positions and 290 were general office employees, including part-time employees.

We consider our employee relations to be good. Most employees, other than restaurant management and corporate personnel, are paid on an hourly basis. We believe that we provide working conditions and wages that compare favorably with those of our competition. We have never experienced a work stoppage due to labor difficulty, and our employees are not covered by a collective bargaining agreement.

Executive Officers of the Registrant

Our executive officers as of December 30, 2001 are shown below.

Name	Age	Position
Lloyd L. Hill	57	Chairman of the Board of Directors, Chief Executive Officer and President
George D. Shadid............	47	Executive Vice President and Chief Financial Officer (Chief Operating Officer effective March 1, 2002), Treasurer and Member of the Board of Directors
Steven K. Lumpkin..........	47	Executive Vice President and Chief Development Officer (Chief Financial Officer and Treasurer effective March 1, 2002)
Larry A. Cates	53	President of International Division
John C. Cywinski............	39	Senior Vice President and Chief Marketing Officer
David L. Goebel	51	Senior Vice President of Franchise Operations
Louis A. Kaucic..............	50	Senior Vice President and Chief People Officer
David R. Parsley.............	55	Senior Vice President of Purchasing and Distribution
Carin L. Stutz	45	Senior Vice President of Company Operations

Lloyd L. Hill was elected a director in August 1989. Mr. Hill was appointed Executive Vice President and Chief Operating Officer in January 1994. In December 1994, he assumed the role of President in addition to his role as Chief Operating Officer. Effective January 1, 1997, Mr. Hill assumed the role of Co-Chief Executive Officer. In January 1998, he assumed the full duties of Chief Executive Officer. In May 2000, Mr. Hill was elected Chairman of the Board of Directors. Prior to joining Applebee's, he served as President of Kimberly Quality Care, a home health care and nurse personnel staffing company from December 1989 to December 1993, where he also served as a director from 1988 to 1993, having joined that organization in 1980.

George D. Shadid was employed by Applebee's in August 1992, and served as Senior Vice President and Chief Financial Officer until January 1994 when he was promoted to Executive Vice President and Chief Financial Officer. He also became Treasurer in March 1995. In March 1999, Mr. Shadid was elected a director. In March 2002, he assumed the position of Chief Operating Officer. Prior to joining Applebee's, he served as Corporate Controller of Gilbert/Robinson, Inc. from 1985 to 1987, at which time he was promoted to Vice President, and in 1988 assumed the position of Vice President and Chief Financial Officer, which he held until August 1992. From 1976 until 1985, Mr. Shadid was employed by Deloitte & Touche LLP.

Steven K. Lumpkin was employed by Applebee's in May 1995 as Vice President of Administration. In January 1996, he was promoted to Senior Vice President of Administration. In November 1997, he assumed the position of Senior Vice President of Strategic Development and in January 1998 was promoted to Executive Vice President of Strategic Development. He was named Chief Development Officer in March 2001. In March 2002, Mr. Lumpkin assumed the position of Chief Financial Officer and Treasurer. Prior to joining Applebee's, Mr. Lumpkin was a Senior Vice President with a division of the Olsten Corporation, Olsten Kimberly Quality Care from July 1993 until January 1995. From June 1990 until July 1993, Mr. Lumpkin was an Executive Vice President and a member of the board of directors of Kimberly Quality Care. From January 1978 until June 1990, Mr. Lumpkin was employed by Price Waterhouse LLP, where he served as a management consulting partner and certified public accountant.

Larry A. Cates was employed by Applebee's in May 1997 as President of the International Division. Prior to joining Applebee's, Mr. Cates spent 17 years with PepsiCo Restaurants developing international markets for that company's Pizza Hut, Taco Bell and KFC brands. From 1994 to 1997, Mr. Cates was Vice President of Franchising and Development - Europe/Middle East, and from 1990 to 1994, he was Chief Executive Officer of Pizza Hut UK, Ltd., a joint venture between PepsiCo Restaurants and Whitbread.

John C. Cywinski was employed by Applebee's in July 2001 as Senior Vice President and Chief Marketing Officer. Prior to joining Applebee's, Mr. Cywinski was employed as Vice President of Brand Strategy for McDonald's Corporation from April 1999 to July 2001. From October 1996 to April 1999, he was President of Buena Vista Pictures Marketing, the motion picture division of The Walt Disney Company. Prior to 1996, Mr. Cywinski held various positions with Burger King Corporation.

David L. Goebel was employed by Applebee's in February 2001 as Senior Vice President of Franchise Operations. Prior to joining Applebee's, Mr. Goebel headed a management company that provided consulting and strategic planning services to various businesses from April 1998 to February 2001. Prior to 1998, he held several executive positions with various restaurant companies.

Louis A. Kaucic was employed by Applebee's in October 1997 as Senior Vice President of Human Resources. He was named Chief People Officer in March 2001. Prior to joining Applebee's, Mr. Kaucic was Vice President of Human Resources and later promoted to Senior Vice President of Human Resources with Unique Casual Restaurants, Inc., which operated several restaurant concepts, from July 1992 until October 1997. From 1982 to 1992, he was employed by Pizza Hut in a variety of positions, including Director of Employee Relations. From 1978 to 1982, Mr. Kaucic was employed by Kellogg's as an Industrial Relations Manager.

David R. Parsley was employed by Applebee's in April 2000 as Senior Vice President of Purchasing and Distribution. Prior to joining Applebee's, Mr. Parsley held several positions with Prandium, Inc., operator of El Torito, Chi-Chi's and Koo Koo Roo, from November 1996 to April 2000, most recently as Senior Vice President of Quality and Supply Chain Management. He has also held purchasing positions with The Panda Management Company, Carl Karcher Enterprises, Proficient Food Company, Inc., and Baxter Healthcare Corporation.

Carin L. Stutz was employed by Applebee's in November 1999 as Senior Vice President of Company Operations. Prior to joining Applebee's, Ms. Stutz was Division Vice President with Wendy's International from July 1994 to November 1999. From 1993 to 1994, she was Regional Operations Vice President for Sodexho, USA. From 1990 to 1993, Ms. Stutz was employed by Nutri/System, Inc. as a Vice President of Corporate Operations. Prior to 1990, Ms. Stutz was employed for 12 years with Wendy's International.

Item 2. Properties

As of December 30, 2001, we owned or operated 310 restaurants. Of these, we leased the land and building for 60 sites, owned the building and leased the land for 116 sites, and owned the land and building for 134 sites. In addition, as of December 30, 2001, we owned 4 sites for future development of restaurants and had entered into 12 lease agreements for restaurant sites we plan to open during 2002. Our leases generally have an initial term of 15 to 20 years, with renewal terms of 5 to 20 years, and provide for a fixed rental plus, in certain instances, percentage rentals based on gross sales.

We own an 80,000 square foot office building in Overland Park, Kansas, located in the Kansas City metropolitan area, in which our corporate offices are headquartered. We also lease office space in certain regions in which we operate restaurants.

Under our franchise agreements, we have certain rights to gain control of a restaurant site in the event of default under the lease or the franchise agreement.

The following table sets forth the 49 states and the eight international countries in which Applebee's are located and the number of restaurants operating in each state or country as of December 30, 2001:

State or Country	Number of Restaurants Company	Franchise	Total System
Domestic:			
Alabama	—	27	27
Alaska	—	1	1
Arizona	—	22	22
Arkansas	—	7	7
California	7	70	77
Colorado	—	28	28
Connecticut	—	9	9
Delaware	—	5	5
Florida	—	82	82
Georgia	9	53	62
Idaho	—	9	9
Illinois	6	43	49
Indiana	—	51	51
Iowa	—	22	22
Kansas	10	15	25
Kentucky	—	31	31
Louisiana	—	17	17
Maine	6	—	6
Maryland	—	19	19
Massachusetts	26	—	26
Michigan	55	12	67
Minnesota	41	1	42
Mississippi	—	14	14
Missouri	33	10	43
Montana	—	7	7
Nebraska	—	14	14
Nevada	12	—	12
New Hampshire	12	—	12
New Jersey	—	26	26
New Mexico	8	5	13
New York	—	63	63
North Carolina	1	43	44
North Dakota	—	7	7
Ohio	—	69	69
Oklahoma	—	13	13
Oregon	—	12	12
Pennsylvania	—	43	43
Rhode Island	6	—	6
South Carolina	—	40	40
South Dakota	—	4	4
Tennessee	—	44	44
Texas	36	25	61
Utah	—	10	10
Vermont	2	—	2
Virginia	37	9	46
Washington	—	16	16
West Virginia	—	13	13
Wisconsin	3	29	32
Wyoming	—	4	4
Total Domestic	310	1,044	1,354

State or Country	Number of Restaurants		
	Company	Franchise	Total System
International:			
Canada	—	14	14
Egypt	—	1	1
Greece	—	2	2
Honduras	—	2	2
Kuwait	—	2	2
Mexico	—	11	11
Netherlands	—	5	5
Sweden	—	1	1
Total International	—	38	38
	310	1,082	1,392

Item 3. Legal Proceedings

We are involved in various legal actions arising in the normal course of business. These matters include, without limitation, such matters as employment law related claims and disputes with certain international franchisees regarding disclosures we allegedly made or omitted. In each instance, we believe that we have meritorious defenses to the allegations made and we are vigorously defending these claims.

While the resolution of the matters described above may have an impact on the financial results for the period in which they are resolved, we believe that the ultimate disposition of these matters will not, individually or in the aggregate, have a material adverse effect upon our business or consolidated financial position.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

1. Our common stock trades on The Nasdaq Stock Market® under the symbol APPB.

   The table below sets forth for the fiscal quarters indicated the reported high and low sale prices of our common stock, as reported on The Nasdaq Stock Market.

	2001		2000	
	High	Low	High	Low
First Quarter	$ 24.29	$ 18.67	$ 19.92	$ 16.00
Second Quarter	$ 32.00	$ 23.81	$ 25.04	$ 17.04
Third Quarter	$ 33.08	$ 25.98	$ 21.42	$ 13.63
Fourth Quarter	$ 36.89	$ 26.40	$ 23.08	$ 15.00

2. Number of stockholders of record at December 30, 2001: 941

3. We declared an annual dividend of $0.08 per common share on December 13, 2001 for stockholders of record on December 26, 2001, and the dividend was payable on January 29, 2002. We declared an annual dividend of $0.07 per common share on December 14, 2000 for stockholders of record on December 29, 2000, and the dividend was payable on January 29, 2001.

   We presently anticipate continuing the payment of cash dividends based upon our annual net income. The actual amount of such dividends will depend upon future earnings, results of operations, capital requirements, our financial condition and certain other factors. There can be no assurance as to the amount of net income that we will generate in 2002 or future years and, accordingly, there can be no assurance as to the amount that will be available for the declaration of dividends, if any.

Item 6. Selected Financial Data

The following table sets forth for the periods and the dates indicated our selected financial data. The fiscal year ended December 31, 2000 contained 53 weeks, and all other periods presented contained 52 weeks. The following should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Form 10-K. All per share and weighted average share information has been restated to reflect a three-for-two stock split in 2001.

	Fiscal Year Ended				
	December 30, 2001	December 31, 2000	December 26, 1999	December 27, 1998	December 28, 1997
	(in thousands, except per share amounts)				
STATEMENT OF EARNINGS DATA:					
Company restaurant sales	$ 651,119	$ 605,414	$ 596,754	$ 580,840	$ 452,173
Franchise income	93,225	84,738	72,830	66,722	63,647
Total operating revenues	$ 744,344	$ 690,152	$ 669,584	$ 647,562	$ 515,820
Operating earnings	$ 112,427	$ 107,207	$ 94,910	$ 88,562	$ 71,283
Earnings before extraordinary item	$ 65,650	$ 63,161	$ 54,198	$ 50,656	$ 45,091
Basic earnings per share before extraordinary item	$ 1.77	$ 1.61	$ 1.27	$ 1.12	$ 0.96
Diluted earnings per share before extraordinary item	$ 1.73	$ 1.60	$ 1.26	$ 1.11	$ 0.95
Net earnings	$ 64,401	$ 63,161	$ 54,198	$ 50,015	$ 45,091
Basic net earnings per share	$ 1.74	$ 1.61	$ 1.27	$ 1.10	$ 0.96
Diluted net earnings per share	$ 1.70	$ 1.60	$ 1.26	$ 1.10	$ 0.95
Dividends per share	$ 0.08	$ 0.07	$ 0.07	$ 0.06	$ 0.05
Basic weighted average shares outstanding	37,008	39,228	42,605	45,408	47,102
Diluted weighted average shares outstanding	37,918	39,447	42,902	45,578	47,460
BALANCE SHEET DATA (AT END OF FISCAL YEAR):					
Total assets	$ 500,411	$ 471,707	$ 442,216	$ 510,904	$ 377,474
Long-term obligations, including current portion	$ 74,568	$ 91,355	$ 108,100	$ 147,188	$ 29,105
Stockholders' equity	$ 325,183	$ 281,718	$ 253,873	$ 296,053	$ 290,443

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Our revenues are generated from two primary sources:

- Company restaurant sales (food and beverage sales)
- Franchise income

Franchise income consists of franchise restaurant royalties (generally 4% of each franchise restaurant's monthly gross sales) and franchise fees (which typically range from $30,000 to $35,000 for each Applebee's restaurant opened). Beverage sales include sales of alcoholic beverages, while non-alcoholic beverages are included in food sales.

Certain expenses relate only to company operated restaurants. These include:

- Food and beverage costs
- Labor costs
- Direct and occupancy costs
- Pre-opening expenses

Other expenses, such as general and administrative and amortization expenses, relate to both company operated restaurants and franchise operations.

We operate on a 52 or 53 week fiscal year ending on the last Sunday in December. Our fiscal years ended December 30, 2001, December 31, 2000 and December 26, 1999 contained 52, 53 and 52 weeks, respectively, and are referred to hereafter as 2001, 2000 and 1999, respectively.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon our consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in the United States of America. These principles require us to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and notes thereto. Actual results may differ from these estimates, and such differences may be material to the consolidated financial statements. We believe that the following significant accounting policies involve a higher degree of judgement or complexity (see Note 2 of our Consolidated Financial Statements for a complete discussion of our significant accounting policies).

Property and equipment: Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives of the assets are based upon management's expectations for the period of time that the asset will be used for the generation of revenue. We periodically review the assets for changes in circumstances which may impact their useful lives.

Impairment of long-lived assets: We periodically review property and equipment for impairment using historical cash flows as well as current estimates of future cash flows. This assessment process requires the use of estimates and assumptions which are subject to a high degree of judgement. In addition, we periodically assess the recoverability of goodwill and other intangible assets which requires us to make assumptions regarding the future cash flows and other factors to determine the fair value of the assets. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Other estimates: We are required to make judgements and or estimates in the determination of several of the accruals that are reflected in our consolidated financial statements. We believe that the following accruals are subject to a higher degree of judgement.

We are periodically involved in various legal actions arising in the normal course of business. We are required to assess the probability of any adverse judgements as well as the potential ranges of any losses. We determine the required accruals after a careful review of the facts of each legal action. Our accruals may change in the future due to new developments in these matters.

We use estimates in the determination of the required accruals for general liability, workers' compensation and health insurance. These estimates are based upon a detailed examination of historical and industry claims experience. This claims information may change in the future and may require us to revise these accruals.

We continually assess the collectibility of our receivables based on several factors. This assessment requires us to use estimates and make determinations regarding collectibility based upon specific information available to us at the time. The allowance for bad debts may change in the future due to new developments.

We continually reassess our assumptions and judgements and make adjustments when significant facts and circumstances dictate. Historically, actual results have not been materially different than the estimates that are described above.

Divestitures

On April 12, 1999, we completed the sale of our Rio Bravo Cantina concept, which was comprised of 65 restaurants. We operated 40 of these restaurants and franchisees operated the remaining 25 restaurants. We received $47 million in cash at closing and a $6 million subordinated note for a total of $53 million in consideration. The $6 million subordinated note bears interest at 8% and is due in 2009. On April 26, 1999, we also completed the sale of our four specialty restaurants for $12 million in cash. In connection with these two transactions, we recognized a loss in the first quarter of 1999 of $9,000,000 ($5,670,000 net of income taxes). The following amounts were attributable to both the Rio Bravo Cantina and specialty restaurants during the 1999 period prior to their sale:

• Company restaurant sales	$33,444,000
• Franchise income	$26,000
• Cost of company restaurant sales	$30,331,000

On December 13, 1999, we completed the sale of 12 Applebee's restaurants in the Philadelphia market for $23,465,000. An existing Applebee's franchisee assumed the operations of the restaurants and future restaurant development in the market. In connection with this transaction, we recognized a gain in the fourth quarter of 1999 of $4,193,000 ($2,650,000 net of income taxes). The following amounts were attributable to the 12 Philadelphia restaurants for the 1999 period prior to their sale:

- Company restaurant sales $22,759,000
- Cost of company restaurant sales $18,568,000

Results of Operations

The following table contains information derived from our consolidated statements of earnings expressed as a percentage of total operating revenues, except where otherwise noted. Percentages may not add due to rounding.

	Fiscal Year Ended		
	December 30, 2001	December 31, 2000	December 26, 1999
Revenues:			
Company restaurant sales	87.5%	87.7%	89.1%
Franchise income	12.5	12.3	10.9
Total operating revenues	100.0%	100.0%	100.0%
Cost of sales (as a percentage of company restaurant sales):			
Food and beverage	27.0%	27.4%	27.5%
Labor	32.1	31.6	31.6
Direct and occupancy	25.3	25.0	24.4
Pre-opening expense	0.3	0.3	0.3
Total cost of sales	84.7%	84.4%	83.7%
General and administrative expenses	9.8%	9.4%	9.5%
Amortization of intangible assets	0.8	0.9	0.9
Loss on disposition of restaurants and equipment	0.2	0.2	0.8
Operating earnings	15.1	15.5	14.2
Other income (expense):			
Investment income	0.2	0.2	0.2
Interest expense	(1.0)	(1.3)	(1.6)
Other income (expense)	(0.4)	0.1	0.1
Total other expense	(1.1)	(1.1)	(1.4)
Earnings before income taxes and extraordinary item	14.0	14.5	12.8
Income taxes	5.1	5.3	4.7
Earnings before extraordinary item	8.8	9.2	8.1
Extraordinary loss from early extinguishment of debt, net of income taxes	(0.2)	—	—
Net earnings	8.7%	9.2%	8.1%

Fiscal Year Ended December 30, 2001 Compared With Fiscal Year Ended December 31, 2000

Company Restaurant Sales. Total company restaurant sales increased $45,705,000 (7.5%) from $605,414,000 in 2000 to $651,119,000 in 2001 due primarily to company restaurant openings and increases in comparable restaurant sales which were partially offset by the fifty-third week in 2000.

Comparable restaurant sales at company restaurants increased by 2.5% in 2001. Weighted average weekly sales at company restaurants increased 1.1% from $42,183 in 2000 to $42,660 in 2001. These increases were due primarily to an increase in the average guest check resulting from the company's food promotions and menu price increases of approximately 2.0%.

Franchise Income. Overall franchise income increased $8,487,000 (10.0%) from $84,738,000 in 2000 to $93,225,000 in 2001 due primarily to the increased number of franchise restaurants operating during 2001 as compared to 2000 and increases in comparable restaurant sales. This increase was partially offset by the fifty-third week in 2000. Comparable restaurant sales and weighted average weekly sales for franchise restaurants increased 3.0% and 2.7%, respectively, in 2001.

Cost of Company Restaurant Sales. Food and beverage costs decreased from 27.4% in 2000 to 27.0% in 2001. This decrease was due primarily to the impact of the menu price increases in 2001, a supply chain management initiative in 2001, and higher costs relating to the implementation of a new menu in the fourth quarter of 2000.

Labor costs increased from 31.6% in 2000 to 32.1% in 2001. This increase was due to higher costs related to management staffing levels and higher management incentive compensation.

Direct and occupancy costs increased from 25.0% in 2000 to 25.3% in 2001 due primarily to higher utility costs and repairs and maintenance expense. This increase was partially offset by a decrease in advertising costs, as a percentage of sales, due to increased advertising in 2000 relating to the implementation of our new menu in company restaurants.

General and Administrative Expenses. General and administrative expenses increased from 9.4% in 2000 to 9.8% in 2001 due primarily to costs associated with our supply chain management initiative and strategic brand assessment project as well as higher incentive compensation expense. These costs were partially offset by the absorption of general and administrative expenses over a larger revenue base.

Interest Expense. Interest expense decreased in 2001 compared to 2000 due primarily to a reduction in our debt levels, the termination of our interest rate swap agreements in November 2001 and lower interest rates in 2001 as compared to 2000.

Other Expense. Other expense increased in 2001 compared to 2000 due primarily to a payment of $4,470,000 to terminate our interest rate swap agreements.

Income Taxes. The effective income tax rate, as a percentage of earnings before income taxes, was 36.8% in both 2000 and 2001. Beginning in fiscal 2002, we anticipate the effective income tax rate will decrease to approximately 36.5%, as a percentage of earnings before income taxes.

Extraordinary Item. In connection with the early extinguishment of debt, we wrote-off the remaining unamortized portion of the related deferred financing costs which is reflected as an extraordinary loss of $1,249,000, net of income taxes, in the accompanying consolidated statement of earnings for 2001.

Fiscal Year Ended December 31, 2000 Compared With Fiscal Year Ended December 26, 1999

Company Restaurant Sales. Total company restaurant sales increased $8,660,000 (1.5%) from $596,754,000 in 1999 to $605,414,000 in 2000. Sales for company restaurants increased $42,104,000 (7.5%) from $563,310,000 in 1999 to $605,414,000 in 2000 due primarily to company restaurant openings, the fifty-third week in 2000 and increases in comparable restaurant sales. These increases were partially offset by the sale of the Philadelphia restaurants in December 1999. The remaining change in total company restaurant sales resulted from the sale of the Rio Bravo Cantina and specialty restaurants in April 1999.

Comparable restaurant sales at company Applebee's restaurants increased by 1.8% in 2000. Weighted average weekly sales at company Applebee's restaurants increased 1.2% from $41,674 in 1999 to $42,183 in 2000. These increases were due primarily to an increase in the average guest check resulting from the company's food promotions and increased sales of appetizers, drinks and desserts.

Franchise Income. Overall franchise income increased $11,908,000 (16.4%) from $72,830,000 in 1999 to $84,738,000 in 2000 due primarily to the increased number of franchise Applebee's restaurants operating during 2000 as compared to 1999, the fifty-third week in 2000 and an increase in franchise fees due to an increase in franchise openings from 80 in 1999 to 100 in 2000. Comparable restaurant sales and weighted average weekly sales for franchise Applebee's restaurants increased 1.6% and 2.1%, respectively, in 2000.

Cost of Company Restaurant Sales. Food and beverage costs decreased from 27.5% in 1999 to 27.4% in 2000. This decrease was due primarily to operational improvements including the implementation of a new theoretical food cost system in 2000. In addition, the sale of the Rio Bravo restaurants in April 1999 positively impacted food and beverage costs. These decreases were partially offset by higher costs relating to the implementation of a new menu in the fourth quarter of 2000.

Labor costs were 31.6% in both 1999 and 2000. The sale of the Rio Bravo restaurants in April 1999 and lower management incentive compensation in 2000 positively impacted labor costs. These decreases were partially offset by continued pressure on both hourly labor and management costs due to low unemployment as well as the highly competitive nature of the restaurant industry.

Direct and occupancy costs increased from 24.4% in 1999 to 25.0% in 2000. This increase resulted primarily from an increase in advertising costs, as a percentage of sales, relating in part to the implementation of our new menu, and higher utility costs. These increases were partially offset by lower rent expense, as a percentage of sales.

General and Administrative Expenses. General and administrative expenses decreased from 9.5% in 1999 to 9.4% in 2000 due primarily to lower incentive compensation expense. This decrease was partially offset by the absorption of general and administrative expenses over a lower revenue base in 2000 due to the divestiture of the Rio Bravo and Philadelphia restaurants.

Loss on Disposition of Restaurants and Equipment. Loss on disposition of restaurants and equipment decreased from $5,607,000 in 1999 to $1,265,000 in 2000 due primarily to the loss on the disposition of the Rio Bravo Cantina and specialty restaurants of $9,000,000 which was partially offset by the gain on the sale of the Philadelphia restaurants of $4,193,000 in 1999.

Interest Expense. Interest expense decreased in 2000 compared to 1999 due primarily to the reduction in debt resulting from the sale of the Rio Bravo Cantina, specialty and Philadelphia restaurants in 1999.

Income Taxes. The effective income tax rate, as a percentage of earnings before income taxes, was 36.8% in both 1999 and 2000.

Liquidity and Capital Resources

Our need for capital historically has resulted from the construction and acquisition of restaurants and the repurchase of our common shares. For the foreseeable future, this should continue to be the case. In the past, we have obtained capital through public stock offerings, debt financing, and our ongoing operations. Income from our ongoing operations includes cash generated from company and franchise operations, credit from trade suppliers, real estate lease financing, and landlord contributions to leasehold improvements. We have also used our common stock as consideration in the acquisition of restaurants. In addition, we have assumed debt or issued new debt in connection with certain mergers and acquisitions.

Capital expenditures were $46,220,000 in 2000 and $50,086,000 in 2001. We currently expect to open approximately 25 Applebee's restaurants, and capital expenditures are expected to be between $60,000,000 and $65,000,000, in 2002. These expenditures will primarily be for the development of new restaurants, refurbishment and capital replacement for existing restaurants, and the enhancement of information systems including a new accounting and human resource information system. Because we expect to continue to purchase a portion of our sites, the amount of actual capital expenditures will be dependent upon, among other things, the proportion of leased versus owned properties. In addition, if we open more restaurants than we currently anticipate or acquire additional restaurants, our capital requirements will increase accordingly.

In November 2001, we completed the refinancing of our senior term loan and working capital facilities. The new bank credit agreement provides for a $150,000,000 three-year unsecured revolving credit facility, of which $25,000,000 may be used for the issuance of letters of credit. The proceeds were used to repay indebtedness related to our prior credit facilities. The new facility is subject to various covenants and restrictions which, among other things, require the maintenance of stipulated fixed charge, leverage and indebtedness to capitalization ratios, as defined, and limit additional indebtedness and capital expenditures in excess of specified amounts. Cash dividends are limited to $10,000,000 annually. The facility is subject to standard other terms, conditions, covenants, and fees. We are currently in compliance with the covenants contained in our new credit agreement.

In February 2001, our Board of Directors authorized the repurchase of up to $55,000,000 of our common stock through 2001, subject to market conditions and applicable restrictions imposed by our then-current credit agreement. Including this authorization, our Board of Directors has approved a total of five plans to repurchase up to $262,500,000 of our common stock, subject to market conditions, since 1997. We repurchased 1,909,000 shares of our common stock at an aggregate cost of $44,987,000 in 2001. Since 1997, we have repurchased 13,214,000 shares of our common stock at an aggregate cost of $240,470,000 under these authorizations. In February 2002, our Board of Directors extended the remaining $20,600,000 of the 2001 authorization through 2002.

As of December 30, 2001, our liquid assets totaled $22,747,000. These assets consisted of cash and cash equivalents in the amount of $22,048,000 and short-term investments in the amount of $699,000. The working capital deficit decreased from $42,995,000 as of December 31, 2000 to $29,747,000 as of December 30, 2001. This decrease was due primarily to increases in cash and cash equivalents. As of December 30, 2001, we had borrowings of $70,000,000 and standby letters of credit of $5,486,000 outstanding under our $150,000,000 revolving credit facility. We also had a standby letter of credit for $827,000 outstanding with another financial institution.

We believe that our liquid assets and cash generated from operations, combined with borrowings available under our credit facilities, will provide sufficient funds for our operating, capital and other requirements for the foreseeable future.

The following table shows our bank debt amortization schedule, our future capital lease commitments and our future operating lease commitments as of December 30, 2001:

Financial Commitments (in thousands)

	2002	2003	2004	Beyond
Bank Debt	$ –	$ –	$ 70,000	$ –
Capital Lease Obligations	$ 691	$ 715	$ 741	$ 9,097
Operating Leases	$ 14,206	$ 14,105	$ 13,173	$ 129,303

In addition, we have lease guarantees of approximately $27,800,000 and franchise guarantees of approximately $400,000 as of December 30, 2001 (see Note 10 to our Consolidated Financial Statements).

Inflation

Substantial increases in costs and expenses could impact our operating results to the extent such increases cannot be passed along to customers. In particular, increases in food, supplies, labor and operating expenses could have a significant impact on our operating results. We do not believe that inflation has materially affected our operating results during the past three years.

A majority of our employees are paid hourly rates related to federal and state minimum wage laws and various laws that allow for credits to that wage. The Federal government continues to consider an increase in the minimum wage. Several state governments have increased the minimum wage and other state governments are also discussing an increased minimum wage. In the past, we have been able to pass along cost increases to customers through food and beverage price increases, and we will attempt to do so in the future. We cannot guarantee, however, that all future cost increases can be reflected in our prices or that increased prices will be absorbed by customers without at least somewhat diminishing customer spending in our restaurants.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting and requires separate recognition of intangible assets that meet certain criteria. This Statement applies to all business combinations after June 30, 2001.

SFAS No. 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. This Statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. SFAS No. 142 is effective for us beginning in fiscal 2002. Beginning in fiscal 2002, we will cease amortization of our goodwill and will perform the required transitional goodwill impairment test within six months of adoption of SFAS No. 142.

At the adoption date, we will have unamortized goodwill of approximately $77,965,000, which will be subject to the transitional provisions of SFAS No. 142. The termination of goodwill amortization is expected to eliminate approximately $5,300,000 of expense in fiscal 2002, subject to identification of other intangible assets which would continue to be amortized. We are currently performing the initial transitional goodwill impairment test which includes determining whether we have an impairment charge to be recognized. Such a transitional impairment charge would be recognized as the cumulative effect of a change in accounting principle in our consolidated financial statements.

During the first quarter of 2002, we are required to assess the useful lives and residual values of our other intangible assets acquired in purchase business combinations and make any necessary adjustments. Any intangible assets with indefinite useful lives will be tested for impairment in accordance with SFAS No. 142. The adoption of SFAS No. 142 is not expected to have a material impact on our consolidated financial statements.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 retains many of the provisions of SFAS No. 121, but addresses certain implementation issues associated with that Statement. We will adopt SFAS No. 144 beginning in fiscal 2002. The adoption of SFAS No. 144 will not have a material impact on our consolidated financial statements.

Forward-Looking Statements

The statements contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section regarding restaurant development, capital expenditures and financial commitments are forward-looking and based on current expectations. There are several risks and uncertainties that could cause actual results to differ materially from those described. These risks include but are not limited to the impact of intense competition in the casual dining segment of the restaurant industry and our ability to control restaurant operating costs which are impacted by market changes, minimum wage and other employment laws, food costs and inflation. For a more detailed discussion of the principal factors that could cause actual results to be materially different, you should read our current report on Form 8-K which we filed with the Securities and Exchange Commission on February 13, 2002. We disclaim any obligation to update forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from fluctuations in interest rates and changes in commodity prices. Our revolving credit facility bears interest at either the bank's prime rate or LIBOR plus 1.0%, at our option. As of December 30, 2001, the total amount of debt subject to interest rate fluctuations was $70,000,000 which was outstanding on our revolving credit facility. A 1% change in interest rates would result in an increase or decrease in interest expense of $700,000 per year. We may from time to time enter into interest rate swap agreements to manage the impact of interest rate changes on our earnings.

Item 8. Financial Statements and Supplementary Data

See the Index to Consolidated Financial Statements on Page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

If you would like information about our executive officers, you should read the section entitled "Executive Officers of the Registrant" in Part I of this report. If you would like information about our Directors, you should read the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 9, 2002. We incorporate that Proxy Statement in this document by reference.

Item 11. Executive Compensation

If you would like information about our executive compensation, you should read the information under the caption "Executive Compensation" in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 9, 2002. We incorporate that information in this document by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

If you would like information about the stock owned by our management and certain large stockholders, you should read the information under the caption "Stock Ownership of Officers, Directors and Major Stockholders" in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 9, 2002. We incorporate that information in this document by reference.

Item 13. Certain Relationships and Related Transactions

If you would like information about certain transactions which we have completed or certain relationships which we have entered into, you should read the information under the caption "Certain Transactions" in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 9, 2002. We incorporate that information in this document by reference.

PART IV

Item 14. Exhibits and Reports on Form 8-K

(a) List of documents filed as part of this report:

1. Financial Statements:

   The financial statements are listed in the accompanying "Index to Consolidated Financial Statements" on Page F-1.

2. Exhibits:

   The exhibits filed with or incorporated by reference in this report are listed on the Exhibit Index beginning on page E-1.

(b) Reports on Form 8-K:

We filed a report on Form 8-K on October 3, 2001, announcing the webcast of our presentations at the RBC Dain Rauscher Wessels Restaurant and Specialty Foods Conference and the Robertson Stephens Consumer Conference.

We filed a report on Form 8-K on October 3, 2001, reporting September 2001 comparable sales and updating our outlook for the remainder of 2001.

We filed a report on Form 8-K on October 25, 2001, announcing the broadcast of our third quarter 2001 earnings conference call over the Internet.

We filed a report on Form 8-K on October 31, 2001, announcing third quarter 2001 diluted earnings per share of 44 cents and providing guidance for fiscal year 2002.

We filed a report on Form 8-K on November 7, 2001, announcing the completion of a new credit agreement.

We filed a report on Form 8-K on November 29, 2001, reporting November 2001 comparable sales.

We filed a report on Form 8-K on December 14, 2001, announcing an increased annual dividend.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APPLEBEE'S INTERNATIONAL, INC.

Date: March 26, 2002

By: /s/ Lloyd L. Hill
Lloyd L. Hill
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOWN TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lloyd L. Hill and Robert T. Steinkamp, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any amendments to this Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Lloyd L. Hill
Lloyd L. Hill
Director, Chairman of the Board and Chief Executive Officer
(principal executive officer)

Date: March 26, 2002

By: /s/ Steven K. Lumpkin
Steven K. Lumpkin
Executive Vice President and Chief Financial Officer
(principal financial and accounting officer)

Date: March 26, 2002

By: /s/ George D. Shadid
George D. Shadid
Director, Executive Vice President and Chief Operating Officer

Date: March 26, 2002

By: /s/ Erline Belton — Date: March 26, 2002
Erline Belton
Director

By: /s/ Douglas R. Conant — Date: March 26, 2002
Douglas R. Conant
Director

By: /s/ D. Patrick Curran — Date: March 26, 2002
D. Patrick Curran
Director

By: /s/ Eric L. Hansen — Date: March 26, 2002
Eric L. Hansen
Director

By: /s/ Mark S. Hansen — Date: March 26, 2002
Mark S. Hansen
Director

By: /s/ Jack P. Helms — Date: March 26, 2002
Jack P. Helms
Director

By: /s/ Burton M. Sack — Date: March 26, 2002
Burton M. Sack
Director

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

Applebee's International, Inc.:

We have audited the accompanying consolidated balance sheets of Applebee's International, Inc. and subsidiaries (the "Company") as of December 30, 2001 and December 31, 2000, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Applebee's International, Inc. and subsidiaries at December 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 13, 2002

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	December 30, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 22,048	$ 10,763
Short-term investments, at market value	699	1,312
Receivables, net of allowance	22,827	19,760
Inventories	10,165	12,616
Prepaid and other current assets	12,260	6,389
Total current assets	67,999	50,840
Property and equipment, net	330,924	314,216
Goodwill, net	77,965	83,265
Franchise interest and rights, net	2,449	2,949
Other assets	21,074	20,437
	$ 500,411	$ 471,707
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 43	$ 894
Accounts payable	22,196	26,556
Accrued expenses and other current liabilities	71,551	62,511
Accrued dividends	2,977	2,774
Accrued income taxes	979	1,100
Total current liabilities	97,746	93,835
Non-current liabilities:		
Long-term debt - less current portion	74,525	90,461
Franchise deposits	1,515	1,596
Deferred income taxes	1,442	4,097
Total non-current liabilities	77,482	96,154
Total liabilities	175,228	189,989
Commitments and contingencies (Notes 6, 7 and 10)		
Stockholders' equity:		
Preferred stock - par value $0.01 per share: authorized - 1,000,000 shares; no shares issued	—	—
Common stock - par value $0.01 per share: authorized - 125,000,000 shares; issued - 48,225,358 shares in 2001 and 2000	482	482
Additional paid-in capital	180,802	172,037
Retained earnings	355,191	293,772
Accumulated other comprehensive income, net of income taxes	14	39
	536,489	466,330
Treasury stock - 11,014,733 shares in 2001 and 10,395,795 shares in 2000, at cost	(211,306)	(184,612)
Total stockholders' equity	325,183	281,718
	$ 500,411	$ 471,707

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share amounts)

	Fiscal Year Ended		
	December 30, 2001	December 31, 2000	December 26, 1999
Revenues:			
Company restaurant sales	$ 651,119	$ 605,414	$ 596,754
Franchise income	93,225	84,738	72,830
Total operating revenues	744,344	690,152	669,584
Cost of company restaurant sales:			
Food and beverage	175,977	166,014	163,865
Labor	208,996	191,402	188,538
Direct and occupancy	164,965	151,611	145,747
Pre-opening expense	1,701	1,659	1,582
Total cost of company restaurant sales	551,639	510,686	499,732
General and administrative expenses	72,935	65,060	63,338
Amortization of intangible assets	5,851	5,934	5,997
Loss on disposition of restaurants and equipment	1,492	1,265	5,607
Operating earnings	112,427	107,207	94,910
Other income (expense):			
Investment income	1,650	1,484	1,195
Interest expense	(7,456)	(9,304)	(10,814)
Other income (expense) (Note 7)	(2,744)	551	444
Total other expense	(8,550)	(7,269)	(9,175)
Earnings before income taxes and extraordinary item	103,877	99,938	85,735
Income taxes	38,227	36,777	31,537
Earnings before extraordinary item	65,650	63,161	54,198
Extraordinary loss from early extinguishment of debt, net of income taxes (Note 7)	(1,249)	—	—
Net earnings	$ 64,401	$ 63,161	$ 54,198
Basic earnings per common share:			
Basic earnings before extraordinary item	$ 1.77	$ 1.61	$ 1.27
Extraordinary item	(0.03)	—	—
Basic net earnings per common share	$ 1.74	$ 1.61	$ 1.27
Diluted earnings per common share:			
Diluted earnings before extraordinary item	$ 1.73	$ 1.60	$ 1.26
Extraordinary item	(0.03)	—	—
Diluted net earnings per common share	$ 1.70	$ 1.60	$ 1.26
Basic weighted average shares outstanding	37,008	39,228	42,605
Diluted weighted average shares outstanding	37,918	39,447	42,902

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
	Shares	Amount					
Balance, December 27, 1998	**48,225,358**	**$ 482**	**$ 163,651**	**$181,849**	**$ 113**	**$ (50,042)**	**$ 296,053**
Comprehensive income:							
Net earnings	—	—	—	54,198	—	—	54,198
Change in unrealized gain on short-term investments, net of income taxes	—	—	—	—	(63)	—	(63)
Total comprehensive income	—	—	—	54,198	(63)	—	54,135
Purchases of treasury stock	—	—	—	—	—	(102,959)	(102,959)
Dividends on common stock, $0.07 per share	—	—	—	(2,660)	—	—	(2,660)
Stock options exercised and related tax benefit	—	—	3,773	—	—	3,252	7,025
Shares issued under employee stock and 401(k) plans	—	—	1,063	—	—	1,113	2,176
Restricted shares awarded under equity incentive plan, net of cancellations	—	—	121	—	—	6	127
Unearned compensation relating to restricted shares	—	—	431	—	—	—	431
Notes receivable from officers for stock sales	—	—	(455)	—	—	—	(455)
Balance, December 26, 1999	**48,225,358**	**482**	**168,584**	**233,387**	**50**	**(148,630)**	**253,873**
Comprehensive income:							
Net earnings	—	—	—	63,161	—	—	63,161
Change in unrealized gain on short-term investments, net of income taxes	—	—	—	—	(11)	—	(11)
Total comprehensive income	—	—	—	63,161	(11)	—	63,150
Purchases of treasury stock	—	—	—	—	—	(43,192)	(43,192)
Dividends on common stock, $0.07 per share	—	—	—	(2,776)	—	—	(2,776)
Stock options exercised and related tax benefit	—	—	2,298	—	—	4,201	6,499
Shares issued under employee stock and 401(k) plans	—	—	760	—	—	2,066	2,826
Restricted shares awarded under equity incentive plan, net of cancellations	—	—	556	—	—	943	1,499
Unearned compensation relating to restricted shares	—	—	350	—	—	—	350
Notes receivable from officers for stock sales, net of repayments	—	—	(511)	—	—	—	(511)
Balance, December 31, 2000	**48,225,358**	**482**	**172,037**	**293,772**	**39**	**(184,612)**	**281,718**
Comprehensive income:							
Net earnings	—	—	—	64,401	—	—	64,401
Change in unrealized gain on short-term investments, net of income taxes	—	—	—	—	(25)	—	(25)
Transition adjustment related to financial instruments, net of taxes	—	—	—	—	(250)	—	(250)
Change in fair value of derivative instruments	—	—	—	—	(4,220)	—	(4,220)
Adjustment for termination of interest rate swap agreements	—	—	—	—	4,470	—	4,470
Total comprehensive income	—	—	—	64,401	(25)	—	64,376
Purchases of treasury stock	—	—	—	—	—	(44,987)	(44,987)
Dividends on common stock, $0.08 per share	—	—	—	(2,982)	—	—	(2,982)
Stock options exercised and related tax benefit	—	—	7,472	—	—	16,518	23,990
Shares issued under employee stock and 401(k) plans	—	—	870	—	—	1,392	2,262
Restricted shares awarded under equity incentive plan, net of cancellations	—	—	(254)	—	—	383	129
Unearned compensation relating to restricted shares	—	—	326	—	—	—	326
Notes receivable from officers for stock sales, net of repayments	—	—	351	—	—	—	351
Balance, December 30, 2001	**48,225,358**	**$ 482**	**$ 180,802**	**$355,191**	**$ 14**	**$(211,306)**	**$ 325,183**

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended		
	December 30, 2001	December 31, 2000	December 26, 1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 64,401	$ 63,161	$ 54,198
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	31,780	30,208	28,930
Amortization of intangible assets	5,851	5,934	5,997
Write-off of deferred financing costs	1,976	—	—
Amortization of deferred financing costs	648	734	678
Deferred income tax provision (benefit)	(4,520)	118	(244)
Loss on disposition of restaurants and equipment	1,492	1,265	5,607
Income tax benefit from exercise of stock options	4,807	554	998
Changes in assets and liabilities (exclusive of effects of divestitures):			
Receivables	(3,067)	(8,538)	(108)
Inventories	2,451	(1,369)	(5,781)
Prepaid and other current assets	(3,992)	393	508
Accounts payable	(4,360)	9,590	(461)
Accrued expenses and other current liabilities	10,068	10,353	9,937
Accrued income taxes	(121)	(167)	1,182
Franchise deposits	(81)	(169)	(374)
Other	(2,242)	(1,224)	700
NET CASH PROVIDED BY OPERATING ACTIVITIES	105,091	110,843	101,767
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(50,086)	(46,220)	(53,945)
Equity investment in unaffiliated company	—	(2,000)	—
Proceeds from sale of restaurants and equipment	433	1,038	81,884
Purchases of short-term investments	(200)	(100)	—
Maturities and sales of short-term investments	774	1,325	2,200
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(49,079)	(45,957)	30,139
CASH FLOWS FROM FINANCING ACTIVITIES:			
Purchases of treasury stock	(44,987)	(43,192)	(102,959)
Dividends paid	(2,779)	(2,662)	(2,659)
Issuance of common stock upon exercise of stock options	19,183	5,945	6,027
Shares sold under employee stock purchase plan	1,234	1,136	944
Proceeds from issuance of long-term debt	70,000	—	44,604
Deferred financing costs relating to issuance of long-term debt	(577)	—	—
Payments on long-term debt	(86,801)	(16,777)	(78,203)
NET CASH USED BY FINANCING ACTIVITIES	(44,727)	(55,550)	(132,246)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,285	9,336	(340)
CASH AND CASH EQUIVALENTS, beginning of period	10,763	1,427	1,767
CASH AND CASH EQUIVALENTS, end of period	$ 22,048	$ 10,763	$ 1,427

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
(in thousands)

	Fiscal Year Ended		
	December 30, 2001	December 31, 2000	December 26, 1999
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Income taxes	$ 40,147	$ 36,278	$ 29,629
Interest	$ 7,728	$ 8,188	$ 10,651

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

We received a $6,000,000 subordinated note in connection with the sale of the Rio Bravo Cantina restaurants in April 1999 (see Note 3), which is due in April 2009.

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of the consolidated statements of cash flows, we consider all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

See notes to consolidated financial statements.

1. Organization

Applebee's International, Inc. and our subsidiaries develop, franchise and operate casual dining restaurants under the name "Applebee's Neighborhood Grill & Bar". As of December 30, 2001, there were 1,392 Applebee's restaurants. Franchisees operated 1,082 of these restaurants and 310 restaurants were company operated. These restaurants were located in 49 states and eight international countries.

2. Summary of Significant Accounting Policies

Principles of consolidation: The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries. We have eliminated all intercompany profits, transactions and balances.

Fiscal year: Our fiscal year ends on the last Sunday of the calendar year. The fiscal years ended December 30, 2001, December 31, 2000 and December 26, 1999 contained 52, 53 and 52 weeks, respectively. These fiscal years will be referred to as 2001, 2000 and 1999, respectively.

Short-term investments: Short-term investments are comprised of certificates of deposit, state and municipal bonds, and preferred stocks. We determine gains and losses from sales using the specific identification method. As of December 30, 2001, we have classified all short-term investments as available-for-sale.

Financial instruments: Our financial instruments as of December 30, 2001 and December 31, 2000 consist of cash equivalents, short-term investments and long-term debt, excluding capitalized lease obligations. We also had interest rate swaps (see Note 7) as of December 31, 2000. The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments. We based the carrying amount of short-term investments on quoted market prices. We based the fair value of our long-term debt, excluding capitalized lease obligations, on quotations made on similar issues. The fair value of these financial instruments, except interest rate swaps, approximates the carrying amounts reported in the consolidated balance sheets.

Interest rate swap agreements: Interest rate swaps were not required to be reflected in the consolidated financial statements at fair value prior to adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." Effective January 1, 2001, we adopted the provisions of SFAS No. 133, as amended by SFAS Nos. 137 and 138, which requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet. The Statement also requires changes in the fair value of the derivative instruments to be recorded in either net earnings or other comprehensive income depending on their intended use. In 1998, we entered into interest rate swap agreements to manage our exposure to interest rate fluctuations. The swap agreements effectively fixed the underlying three-month LIBOR interest rate on $75,000,000 of our then-existing senior credit facilities to rates ranging from 5.91% to 6.05%. The interest rate swaps met the criteria for hedge accounting under the Statement. We recognized the differential which we paid or received over the term of the swap agreements as a component of interest expense. In November 2001, we terminated our interest rate swap agreements in connection with the refinancing of our prior credit facilities. The costs relating to the termination of these agreements of $4,470,000 are reflected in other expense in the consolidated statements of income. These interest rate swap agreements were the only derivative instruments held during fiscal year 2001 as defined under SFAS No. 133.

Inventories: We state inventories at the lower of cost, using the first-in, first-out method, or market.

Pre-opening expense: We expense direct training and other costs related to opening new or relocated restaurants in the month of opening.

Property and equipment: We state property and equipment at historical cost. Depreciation is provided primarily on a straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the lease term, including renewal options, or the estimated useful life of the related asset. The general ranges of original depreciable lives are as follows:

- Buildings 20 years
- Leasehold improvements 15-20 years
- Furniture and equipment 2-7 years

We record capitalized interest in connection with the development of new restaurants and amortize it over the estimated useful life of the related asset. We capitalized $523,000 in interest costs during 2001, $375,000 during 2000 and $407,000 during 1999.

Goodwill: Goodwill represents the excess of cost over fair market value of net assets we have acquired. Through 2001, we amortized goodwill over periods ranging from 15 to 20 years on a straight-line basis. Beginning in fiscal 2002, we will cease amortization of our goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (see "New accounting pronouncements" below). Accumulated amortization as of December 30, 2001 was $26,864,000, and accumulated amortization as of December 31, 2000 was $21,563,000.

Impairment of long-lived assets: We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We analyze potential impairments of tangible assets on a restaurant-by-restaurant basis. In 2000, we adjusted the carrying value of certain assets based on their historical cash flows and current estimates of future cash flows. The related pre-tax charge of $263,000 is included in loss on disposition of restaurants and equipment in the accompanying consolidated statement of earnings. We determined the estimated fair value using financial information available to us.

Franchise interest and rights: Franchise interest and rights represent allocations of purchase price to either restaurants we have purchased or franchise operations we have acquired. We amortize the allocated costs over the estimated life of the restaurants or the franchise agreements on a straight-line basis ranging from 7 to 20 years. Accumulated amortization as of December 30, 2001 was $8,057,000, and as of December 31, 2000, it was $7,557,000.

Franchise revenues: Franchise revenues are deferred until we have performed substantially all of our obligations as franchisor. Franchise fees, included in franchise income in the consolidated statements of earnings, totaled $3,800,000 for 2001, $3,652,000 for 2000 and $2,897,000 for 1999.

Advertising costs: We expense most advertising costs for company-owned restaurants as we incur them, but we expense the production costs of advertising the first time the advertising takes place. Advertising expense related to company-owned restaurants was $32,259,000 for 2001, $31,014,000 for 2000 and $28,340,000 for 1999.

Stock-based compensation: We have adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Statement encourages rather than requires companies to adopt a method that accounts for stock compensation awards based on their estimated fair value at the date they are granted. Companies are permitted, however, to account for stock compensation awards under Accounting Principles Board ("APB") Opinion No. 25. Opinion No. 25 requires compensation cost to be recognized based on the excess, if any, between the quoted market price of the stock at the date of grant and the amount an employee must pay to acquire the stock. We have elected to continue to apply APB Opinion No. 25, and we have disclosed the pro forma net earnings and earnings per share, determined as if the fair value method had been applied, in Note 12.

Earnings per share: We compute basic earnings per share by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if holders of options or other contracts to issue common stock exercised or converted their holdings into common stock. Outstanding stock options and equity-based compensation represent the only dilutive effects on weighted average shares. The chart below presents a reconciliation between basic and diluted weighted average shares outstanding and the related earnings per share. All references to the number of shares and per share amounts of common stock have been restated to reflect the stock split declared in May 2001 (Note 11). All amounts in the chart, except per share amounts, are expressed in thousands.

	2001	2000	1999
Net earnings	$ 64,401	$ 63,161	$ 54,198
Basic weighted average shares outstanding	37,008	39,228	42,605
Dilutive effect of stock options and equity-based compensation	910	219	297
Diluted weighted average shares outstanding	37,918	39,447	42,902
Basic net earnings per common share	$ 1.74	$ 1.61	$ 1.27
Diluted net earnings per common share	$ 1.70	$ 1.60	$ 1.26

We excluded stock options with exercise prices greater than the average market price of our common stock for the applicable periods from the computation of diluted weighted average shares outstanding. There were approximately 112,000 of these options for 2001, 1,084,000 options for 2000 and 12,000 options for 1999.

Pervasiveness of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting pronouncements: In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting and requires separate recognition of intangible assets that meet certain criteria. This Statement applies to all business combinations after June 30, 2001.

SFAS No. 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. This Statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. SFAS No. 142 is effective for us beginning in fiscal 2002. Beginning in fiscal 2002, we will cease amortization of our goodwill and will perform the required transitional goodwill impairment test within six months of adoption of SFAS No. 142.

At the adoption date, we will have unamortized goodwill of approximately $77,965,000, which will be subject to the transitional provisions of SFAS No. 142. The termination of goodwill amortization is expected to eliminate approximately $5,300,000 of expense in fiscal 2002, subject to identification of other intangible assets which would continue to be amortized. We are currently performing the initial transitional goodwill impairment test which includes determining whether we have an impairment charge to be recognized. Such a transitional impairment charge would be recognized as the cumulative effect of a change in accounting principle in our consolidated financial statements.

During the first quarter of 2002, we are required to assess the useful lives and residual values of our other intangible assets acquired in purchase business combinations and make any necessary adjustments. Any intangible assets with indefinite useful lives will be tested for impairment in accordance with SFAS No. 142. The adoption of SFAS No. 142 is not expected to have a material impact on our consolidated financial statements.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 retains many of the provisions of SFAS No. 121, but addresses certain implementation issues associated with that Statement. We will adopt SFAS No. 144 beginning in fiscal 2002. The adoption of SFAS No. 144 will not have a material impact on our consolidated financial statements.

Reclassifications: We have made certain reclassifications to the consolidated financial statements to conform to the 2001 presentation.

3. Divestitures

On April 12, 1999, we completed the sale of our Rio Bravo Cantina concept, which was comprised of 65 restaurants. We operated 40 of these restaurants and franchisees operated the remaining 25 restaurants. We received $47 million in cash at closing and a $6 million subordinated note for a total of $53 million in consideration. The $6 million subordinated note bears interest at 8% and is due in 2009. On April 26, 1999, we also completed the sale of our four specialty restaurants for $12 million in cash. The following amounts were attributable to both the Rio Bravo Cantina and specialty restaurants during the 1999 period prior to their sale:

- Company restaurant sales $33,444,000
- Franchise income $26,000
- Cost of company restaurant sales $30,331,000

In accordance with SFAS No. 121, we recorded a loss on disposition of $9,000,000 ($5,670,000 net of income taxes) in the first quarter of 1999 to reflect the difference between the carrying value of the net assets disposed and the estimated proceeds from the sale transactions. We discontinued depreciation and amortization on the long-lived assets to be disposed in February 1999 in anticipation of the sale of these restaurants.

On December 13, 1999, we completed the sale of 12 Applebee's restaurants in the Philadelphia market for $23,465,000. An existing Applebee's franchisee assumed the operations of the restaurants and future restaurant development in the market. If the franchisee achieves certain future sales levels in the Philadelphia market, the agreement requires that he pay us additional amounts. We discontinued depreciation and amortization on the long-lived assets to be disposed in August 1999 in anticipation of the sale of these restaurants. In connection with this transaction, we recognized a gain in the fourth quarter of 1999 of $4,193,000 ($2,650,000 net of income taxes). The following amounts were attributable to the 12 Philadelphia restaurants prior to their sale:

- Company restaurant sales $22,759,000
- Cost of company restaurant sales $18,568,000

4. Receivables

Receivables are comprised of the following (in thousands):

	December 30, 2001	December 31, 2000
Franchise royalty, advertising and trade receivables	$ 21,828	$ 17,622
Credit card receivables	3,769	3,147
Franchise fee receivables	183	244
Interest and dividends receivable	34	27
Other	1,356	1,857
	27,170	22,897
Less allowance for bad debts	4,343	3,137
	$ 22,827	$ 19,760

The bad debts provision totaled $1,253,000 for 2001, $1,376,000 for 2000 and $981,000 for 1999. We had write-offs against the allowance for bad debts of $47,000 during 2001, $674,000 during 2000 and $111,000 during 1999.

5. Other Assets

Other assets are comprised of the following (in thousands):

	December 30, 2001	December 31, 2000
Notes receivable	$ 9,240	$ 8,612
Liquor licenses	4,426	3,685
Minority investment in unaffiliated company, at cost	2,250	2,000
Deferred financing costs, net	547	2,684
Other	4,611	3,456
	$ 21,074	$ 20,437

6. Property and Equipment

Property and equipment, net is comprised of the following (in thousands):

	December 30, 2001	December 31, 2000
Land	$ 67,663	$ 66,468
Buildings and leasehold improvements	260,776	231,299
Furniture and equipment	141,756	130,584
Construction in progress	3,672	3,768
	473,867	432,119
Less accumulated depreciation and capitalized lease amortization	142,943	117,903
	$ 330,924	$ 314,216

We had property under capitalized leases of $4,055,000 at December 30, 2001 and December 31, 2000 which is included in buildings and leasehold improvements. We had accumulated amortization of such property of $1,129,000 at December 30, 2001 and $890,000 at December 31, 2000. These capitalized leases relate to the buildings on certain restaurant properties. The land portion of the restaurant property leases is accounted for as an operating lease.

We had depreciation and capitalized lease amortization expense relating to property and equipment of $31,780,000 for 2001, $30,208,000 for 2000 and $28,930,000 for 1999. Of these amounts, capitalized lease amortization was $239,000 during 2001, $243,000 during 2000 and $300,000 during 1999.

We lease certain of our restaurants. The leases generally provide for payment of minimum annual rent, real estate taxes, insurance and maintenance and, in some cases, contingent rent (calculated as a percentage of sales) in excess of minimum rent. Total rental expense for all operating leases is comprised of the following (in thousands):

	2001	2000	1999
Minimum rent	$ 12,105	$ 10,892	$ 11,780
Contingent rent	1,054	1,112	1,070
	$ 13,159	$ 12,004	$ 12,850

The present value of capitalized lease payments and the future minimum lease payments under noncancelable operating leases (including leases executed for sites to be developed in 2002) as of December 30, 2001 are as follows (in thousands):

	Capitalized Leases	Operating Leases
2002	$ 691	$ 14,206
2003	715	14,105
2004	741	13,173
2005	767	12,493
2006	794	11,925
Thereafter	7,536	104,885
Total minimum lease payments	11,244	$ 170,787
Less amounts representing interest	7,001	
Present value of minimum lease payments	$ 4,243	

7. Long-Term Debt

Long-term debt, including capitalized lease obligations, is comprised of the following (in thousands):

	December 30, 2001	December 31, 2000
Unsecured revolving credit facility; interest at LIBOR plus 1% or prime rate, due November 2004	$ 70,000	$ –
Unsecured senior term loan; interest at LIBOR plus 2.25% or prime rate plus 1.25%, with semi-annual principal payments; paid in 2001	–	83,801
Unsecured revolving credit facility; interest at LIBOR plus 1.125% or prime rate plus 0.125%; paid in 2001	–	3,000
Capitalized lease obligations (Note 6)	4,243	4,229
Other	325	325
Total long-term debt	74,568	91,355
Less current portion of long-term debt	43	894
Long-term debt – less current portion	$ 74,525	$ 90,461

In November 2001, we completed the refinancing of our senior term loan and working capital facilities. The new bank credit agreement provides for a $150,000,000 three-year unsecured revolving credit facility, of which $25,000,000 may be used for the issuance of letters of credit. The proceeds were used to repay indebtedness related to our prior credit facilities. Our prior agreement originally provided for $225,000,000 in senior secured credit facilities which we reduced to $161,500,000 prior to the refinancing.

The new facility bears interest at either the bank's prime rate or LIBOR plus 1%, at our option. We are required to pay a commitment fee of 0.20% on any unused portion of the facility. The interest rate and commitment fee are subject to change based upon our leverage ratio.

The new facility is subject to various covenants and restrictions which, among other things, require the maintenance of stipulated fixed charge, leverage and indebtedness to capitalization ratios, as defined, and limit additional indebtedness and capital expenditures in excess of specified amounts. Cash dividends are limited to $10,000,000 annually. The facility is subject to standard other terms, conditions, covenants, and fees. We are currently in compliance with the covenants contained in our new credit agreement.

As a result of the refinancing, we wrote-off the remaining balance of the deferred financing costs related to our prior agreement and terminated our interest rate swap agreements. The interest rate swap termination costs of $4,470,000 are reflected in other expense and the write-off of deferred financing costs of $1,249,000, net of income taxes of $727,000, has been recognized as an extraordinary loss in the consolidated statements of income.

As of December 30, 2001, borrowings of $70,000,000 and standby letters of credit totaling $5,486,000 were outstanding under our $150,000,000 revolving credit facility. We also have a standby letter of credit for $827,000 outstanding with another financial institution.

Maturities of long-term debt, including capitalized lease obligations, for each of the five fiscal years subsequent to December 30, 2001, ending during the years indicated, are as follows (in thousands):

2002	$ 43
2003	377
2004	70,070
2005	98
2006	137

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of the following (in thousands):

	December 30, 2001	December 31, 2000
Compensation and related taxes	$ 22,618	$ 16,824
Gift certificates	18,421	15,488
Sales and use taxes	4,184	4,187
Insurance	8,611	8,445
Rent	4,276	3,609
Other	13,441	13,958
	$ 71,551	$ 62,511

9. Income Taxes

We, along with our subsidiaries, file a consolidated federal income tax return. The income tax provision consists of the following (in thousands):

	2001	2000	1999
Current provision:			
Federal	$ 37,204	$ 31,289	$ 27,019
State	5,543	5,370	4,762
Deferred provision (benefit)	(4,520)	118	(244)
Income taxes	$ 38,227	$ 36,777	$ 31,537

The deferred income tax provision is comprised of the following (in thousands):

	2001	2000	1999
Depreciation	$ (3,201)	$ 1,311	$ 1,635
Other	(1,319)	(1,193)	(1,879)
Deferred income tax provision (benefit)	(4,520)	118	(244)
Deferred income taxes related to change in unrealized gain on investments	(15)	(6)	(38)
Net change in deferred income taxes	$ (4,535)	$ 112	$ (282)

A reconciliation between the income tax provision and the expected tax determined by applying the statutory federal income tax rates to earnings before income taxes follows (in thousands):

	2001	2000	1999
Federal income tax at statutory rates	$ 36,357	$ 34,978	$ 30,007
Increase (decrease) to income tax expense:			
State income taxes, net of federal benefit	3,188	3,502	3,043
Employment related tax credits	(2,582)	(2,207)	(2,195)
Other	1,264	504	682
Income taxes	$ 38,227	$ 36,777	$ 31,537

The net current deferred income tax asset amounts are included in "prepaid and other current assets" in the accompanying consolidated balance sheets. The significant components of deferred income tax assets and liabilities and the related balance sheet classifications are as follows (in thousands):

	December 30, 2001	December 31, 2000
Classified as current:		
Allowance for bad debts	$ 1,598	$ 1,155
Accrued expenses	3,328	1,955
Other, net	1,776	1,712
Net deferred income tax asset	$ 6,702	$ 4,822
Classified as non-current:		
Depreciation	$ (2,864)	$ (5,525)
Franchise deposits	557	587
Other, net	865	841
Net deferred income tax liability	$ (1,442)	$ (4,097)

10. Commitments and Contingencies

Litigation, claims and disputes: We are involved in various legal actions arising in the normal course of business. These matters include, without limitation, such matters as employment law related claims and disputes with certain international franchisees regarding disclosures we allegedly made or omitted. In each instance, we believe that we have meritorious defenses to the allegations made and we are vigorously defending these claims.

While the resolution of the matters described above may have an impact on the financial results for the period in which they are resolved, we believe that the ultimate disposition of these matters will not, individually or in the aggregate, have a material adverse effect upon our business or consolidated financial position.

Franchise financing: In 1992, we entered into an agreement with a financing source to provide up to $75,000,000 of financing to our franchisees to fund development of new franchise restaurants. We provided a limited guaranty of loans made under the agreement. Our maximum recourse obligation for each long-term loan is 10% of the amount funded, and this is gradually reduced beginning in the second year of each loan. After the seventh year of each loan, it decreases to zero. Approximately $49,000,000 was funded through this financing source. Of this, approximately $2,300,000 was outstanding as of December 30, 2001. This agreement expired on December 31, 1994 and was not renewed.

Lease guaranties: In connection with the sale of restaurants to franchisees and other parties, we have, in certain cases, remained contingently liable for the remaining lease payments. As of December 30, 2001, the aggregate amount of these lease payments totaled approximately $27,800,000. The buyers have indemnified us from any losses related to these guaranties.

Philadelphia divestiture: In connection with the sale of the Philadelphia restaurants, we provided a guarantee to a franchise group totaling $1,250,000. As of December 30, 2001, approximately $400,000 remains outstanding.

Severance agreements: We have severance and employment agreements with certain officers providing for severance payments to be made in the event the employee resigns or is terminated related to a change in control. The agreements define the circumstances which will constitute a change in control. If the severance payments had been due as of December 30, 2001, we would have been required to make payments totaling approximately $7,800,000. In addition, we have severance and employment agreements with certain officers which contain severance provisions not related to a change in control. Those provisions would have required aggregate payments of approximately $4,300,000 if such officers had been terminated as of December 30, 2001.

11. Stockholders' Equity

On September 7, 1994, our Board of Directors adopted a Shareholder Rights Plan (the "Rights Plan") and declared a dividend, issued on September 19, 1994, of one Right for each outstanding share of our Common Stock (the "Common Shares"). Stockholders may exercise their Rights if any person or group acquires more than 15% of the outstanding Common Shares or makes a tender offer for more than 15% of our outstanding Common Shares unless the person or group has acquired the shares or made the tender offer as part of a Qualifying Offer (as defined). If such an event occurred, each Right entitles its holder to purchase for $75 the economic equivalent of Common Shares, or in certain circumstances, stock of the acquiring entity, worth twice as much. This is true for all stockholders except the acquiror. The Rights will expire on September 7, 2004 unless we redeem them earlier. If we redeem the Rights before stockholders can exercise them, we will pay $0.01 per Right.

In February 2001, our Board of Directors authorized the repurchase of up to $55,000,000 of our common stock through 2001, subject to market conditions and applicable restrictions imposed by our then-current credit agreement. Including this authorization, our Board of Directors has approved a total of five plans to repurchase up to $262,500,000 of our common stock, subject to market conditions, since 1997. We repurchased 1,909,000 shares of our common stock at an aggregate cost of $44,987,000 in 2001. Since 1997, we have repurchased 13,214,000 shares of our common stock at an aggregate cost of $240,470,000 under these authorizations. In February 2002, our Board of Directors extended the remaining $20,600,000 of the 2001 authorization through 2002.

On May 10, 2001, we declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on May 25, 2001, payable on June 12, 2001. We issued approximately 16,100,000 shares of common stock as a result of the stock split. All references to the number of shares and per share amounts of common stock have been restated to reflect the stock split. We have reclassified an amount equal to the par value of the number of shares issued to common stock from retained earnings.

12. Employee Benefit Plans

Employee stock option plans: During 1989, our Board of Directors approved the 1989 Employee Stock Option Plan (the "1989 Plan") which provided for the grant of both qualified and nonqualified options as determined by a committee appointed by the Board of Directors. At the 1995 Annual Meeting of Stockholders, the 1989 Employee Stock Option Plan was terminated, and the 1995 Equity Incentive Plan (the "1995 Plan") was approved. The termination of the 1989 Stock Option Plan did not affect existing options which were outstanding when the plan was terminated.

Options under the 1989 Plan were granted for a term of three to ten years and were generally exercisable one year from date of grant. The 1995 Plan allows the committee to grant stock options, stock appreciation rights, restricted stock awards, performance unit awards and performance share awards (collectively, "Awards") to eligible participants. The 1995 Plan authorizes the committee to issue up to 5,400,000 shares. Options granted under the 1995 Plan during 1995 have a term of five to ten years and are generally exercisable three years from date of grant. Options granted under the 1995 Plan during 1996 through 1998 have a term of ten years and are generally 50% exercisable three years from date of grant, 25% exercisable four years from date of grant, and 25% exercisable five years from date of grant. Options granted under the 1995 Plan during 1999 through 2001 have a term of ten years and are generally exercisable at either one or three years from the date of grant. Subject to the terms of the 1995 Plan, the committee has the sole discretion to determine the employees to whom it grants Awards, the size and types of the Awards, and the terms and conditions of the Awards.

During 1999, our Board of Directors approved the 1999 Employee Incentive Plan (the "1999 Plan") which allows the committee to grant nonqualified stock options, stock appreciation rights, restricted stock, performance units and performance shares to eligible participants. The 1999 Plan originally authorized the committee to issue up to 499,500 shares. During 2001, our Board of Directors authorized the committee to grant an additional 600,000 shares under this plan. Options granted under the 1999 Plan have a term of ten years and are generally exercisable two or three years from the date of grant. Under all three plans, the option price for both qualified and nonqualified options cannot be less than the fair market value of our common stock on the date the committee grants the options.

All three plans permit the committee to grant performance shares. Performance shares represent rights to receive our common stock based upon certain performance criteria. In 1999 and 2000, the committee granted performance shares which have a one-year and a three-year performance period. In 2001, the committee granted performance shares with a three-year performance period. We recorded compensation expense of $926,000 in 2001, $341,000 in 2000 and $2,048,000 in 1999 related to these grants. These amounts were based on the market price of our common stock at the end of each fiscal year.

We account for all three plans in accordance with APB Opinion No. 25 which requires us to recognize compensation cost based on the excess, if any, between the quoted market price of the stock at the date of grant and the amount an employee must pay to acquire the stock. Under this method, we have recognized no compensation cost for stock option awards.

If we had determined compensation cost for our stock-based compensation plans based on the fair value as prescribed by SFAS No. 123 (see Note 2), our net earnings and net earnings per common share would have been reduced to the pro forma amounts indicated below. All amounts are expressed in thousands, except per share amounts.

	2001	2000	1999
Net earnings, as reported	$ 64,401	$ 63,161	$ 54,198
Net earnings, pro forma	$ 61,275	$ 60,422	$ 50,880
Basic net earnings per common share, as reported	$ 1.74	$ 1.61	$ 1.27
Basic net earnings per common share, pro forma	$ 1.66	$ 1.54	$ 1.19
Diluted net earnings per common share, as reported	$ 1.70	$ 1.60	$ 1.26
Diluted net earnings per common share, pro forma	$ 1.62	$ 1.53	$ 1.19

The weighted average fair value at date of grant for options granted during 2001, 2000 and 1999 was $11.00, $8.45 and $9.18 per share, respectively, which, for the purposes of this disclosure, is assumed to be amortized over the respective vesting period of the grants. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999: dividend yield of 0.4%, 0.3% and 0.3%, respectively; expected volatility of 48.7%, 46.8% and 48.4%, respectively; risk-free interest rate of 4.2%, 5.1% and 6.4%, respectively; and expected lives of 5.0, 4.9 and 4.9 years, respectively.

Transactions relative to all three plans are as follows:

	1999 Plan		1995 Plan		1989 Plan	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at December 27, 1998	–	–	2,736,870	$17.42	426,618	$ 9.40
Granted	124,500	$ 19.21	569,100	$18.81	–	–
Exercised	–	–	(231,958)	$17.41	(226,027)	$ 8.76
Canceled	–	–	(46,713)	$16.46	(341)	$ 4.98
Options outstanding at December 26, 1999	124,500	$ 19.21	3,027,299	$17.54	200,250	$ 10.12
Granted	163,500	$ 18.33	536,250	$18.66	–	–
Exercised	–	–	(310,194)	$17.66	(35,850)	$ 12.69
Canceled	(36,750)	$ 18.80	(336,998)	$17.12	–	–
Options outstanding at December 31, 2000	251,250	$ 18.71	2,916,357	$17.95	164,400	$ 9.58
Granted	538,250	$ 23.97	830,465	$23.63	–	–
Exercised	–	–	(1,095,809)	$17.90	(113,850)	$ 9.74
Canceled	(55,300)	$ 20.95	(179,816)	$17.82	(750)	$ 9.05
Options outstanding at December 30, 2001	734,200	$ 22.40	2,471,197	$19.90	49,800	$ 9.21
Options exercisable at December 30, 2001	–	–	661,790	$18.47	49,800	$ 9.21
Options available for grant at December 30, 2001	365,300		1,004,617		–	

The following table summarizes information relating to fixed-priced stock options outstanding for all three plans at December 30, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
1989 Plan:					
$ 9.20 to $ 9.22	49,800	2.6 years	$ 9.21	49,800	$ 9.21
1995 Plan:					
$12.53 to $15.67	215,796	6.6 years	$13.81	32,051	$13.94
$16.62 to $17.80	153,264	6.2 years	$16.78	80,110	$16.81
$18.45 to $19.50	1,213,173	6.3 years	$18.74	517,928	$18.80
$20.16 to $23.96	748,964	9.1 years	$21.94	31,701	$21.82
$30.30 to $31.91	140,000	9.6 years	$31.74	–	–
$12.53 to $31.91	2,471,197	7.4 years	$19.90	661,790	$18.47
1999 Plan:					
$14.78 to $16.71	18,000	8.5 years	$15.69	–	–
$18.45 to $22.75	579,675	8.7 years	$20.89	–	–
$23.95 to $36.13	136,525	9.6 years	$29.69	–	–
$14.78 to $36.13	734,200	8.8 years	$22.40	–	–

Restricted stock awards: During 1999 and 2001, the committee granted restricted stock awards to certain officers and key employees. These awards vest over either a two-year or three-year period. We recorded unearned compensation for the market value of the stock at the date of grant, and we showed this as a reduction to stockholders' equity in the accompanying consolidated balance sheets. We are amortizing unearned compensation ratably to expense over the vesting period. Accordingly, we recognized compensation expense of $326,000, $350,000 and $388,000 in 2001, 2000 and 1999, respectively.

Employee retirement plans: During 1992, we established a profit sharing plan and trust in accordance with Section 401(k) of the Internal Revenue Code. We make matching contributions of 50% of employee contributions not to exceed 4.0% of an employee's compensation in any year. We make our contributions in shares of our common stock. Our contributions vest at the rate of 20% after the employee's second year of service, 60% after three years of service, 80% after four years of service and 100% after five years of service. During 1994, we established a non-qualified defined contribution retirement plan for key employees. Our contributions under both plans were $1,441,000 in 2001, $1,170,000 in 2000 and $965,000 in 1999.

Employee stock purchase plan: During 1996, we established an employee stock purchase plan in accordance with Section 423 of the Internal Revenue Code. The plan was approved at the 1997 Annual Meeting of Stockholders. The plan allowed employees to purchase shares of our common stock at a 10% discount through payroll deductions through 2000. In 2001, the plan was amended to increase the discount to 15%. The number of common shares authorized pursuant to the plan was originally 300,000. In 2001, the Board authorized an additional 300,000 common shares, subject to approval at the 2002 Annual Meeting of Stockholders. Employees purchased 62,540 shares under this plan during 2001, 69,730 during 2000 and 66,449 shares during 1999.

Employee stock ownership plan: Our Board of Directors approved an employee stock ownership plan in January 1997. We contributed to this plan completely at our discretion. Our contributions to the plan were

$200,000 for 2000 and $400,000 for 1999 and were made in shares of our common stock. During 2001, we terminated the employee stock ownership plan and did not make any contributions to the plan. The assets of this plan were transferred to the 401(k) plan.

13. Related Party Transactions

We have a policy which allows us to loan executives money to be used to invest in our stock to meet guidelines which require executives to own certain amounts of our stock. In accordance with these policies, we had loans of $615,000 outstanding to three officers at December 30, 2001 and $967,000 outstanding to four officers at December 31, 2000. These loans had interest rates ranging from 4.7% to 6.8% and are collateralized by the stock. These loans are reflected as a reduction to additional paid-in capital in our consolidated balance sheets.

As of December 30, 2001, we had a loan outstanding to one officer for moving related assistance in the amount of $310,000. The loan has an interest rate of 5% and is due in August of 2002.

We had pricing agreements in the normal course of business with a publicly-held company that employed an individual who was appointed to our Board of Directors in December 1999. During 2000, we paid approximately $576,000 to this company.

14. Quarterly Results of Operations (Unaudited)

The following presents the unaudited consolidated quarterly results of operations for 2001 and 2000. During the fourth quarter of 2001, we incurred costs relating to the termination of interest rate swap agreements of $4,470,000, which are reflected in other expense, and recognized an extraordinary loss of $1,249,000, net of income taxes of $727,000, due to the write-off of previously deferred financing costs relating to the refinancing of our prior credit facilities. All amounts, except per share amounts, are expressed in thousands.

	2001			
	Fiscal Quarter Ended			
	April 1, 2001	July 1, 2001	September 30, 2001	December 30, 2001
Revenues:				
Company restaurant sales	$ 160,143	$ 162,035	$ 164,238	$ 164,703
Franchise income	22,234	23,885	23,787	23,319
Total operating revenues	182,377	185,920	188,025	188,022
Cost of company restaurant sales:				
Food and beverage	43,305	43,633	44,489	44,550
Labor	50,900	51,533	52,864	53,699
Direct and occupancy	40,759	41,104	41,459	41,643
Pre-opening expense	135	132	632	802
Total cost of company restaurant sales	135,099	136,402	139,444	140,694
General and administrative expenses	17,166	18,085	19,197	18,487
Amortization of intangible assets	1,463	1,462	1,463	1,463
Loss on disposition of restaurants and equipment	187	571	329	405
Operating earnings	28,462	29,400	27,592	26,973
Other income (expense):				
Investment income	357	415	479	399
Interest expense	(2,357)	(2,043)	(1,831)	(1,225)
Other income (expense)	90	385	322	(3,541)
Total other expense	(1,910)	(1,243)	(1,030)	(4,367)
Earnings before income taxes and extraordinary item	26,552	28,157	26,562	22,606
Income taxes	9,771	10,361	9,776	8,319
Earnings before extraordinary item	16,781	17,796	16,786	14,287
Extraordinary loss from early extinguishment of debt, net of income taxes	–	–	–	(1,249)
Net earnings	$ 16,781	$ 17,796	$ 16,786	$ 13,038
Basic earnings per common share:				
Basic earnings before extraordinary item	$ 0.45	$ 0.48	$ 0.45	$ 0.38
Extraordinary item	–	–	–	(0.03)
Basic net earnings per common share	$ 0.45	$ 0.48	$ 0.45	$ 0.35
Diluted earnings per common share:				
Diluted earnings before extraordinary item	$ 0.45	$ 0.47	$ 0.44	$ 0.37
Extraordinary item	–	–	–	(0.03)
Diluted net earnings per common share	$ 0.45	$ 0.47	$ 0.44	$ 0.34
Basic weighted average shares outstanding	37,116	36,914	36,911	37,091
Diluted weighted average shares outstanding	37,628	37,872	37,880	38,109

	2000			
	Fiscal Quarter Ended			
	March 26, 2000	June 25, 2000	September 24, 2000	December 31, 2000
Revenues:				
Company restaurant sales	$ 145,451	$ 147,909	$ 151,038	$ 161,016
Franchise income	19,799	20,736	21,252	22,951
Total operating revenues	165,250	168,645	172,290	183,967
Cost of company restaurant sales:				
Food and beverage	40,058	39,323	41,408	45,225
Labor	46,168	46,954	47,703	50,577
Direct and occupancy	35,660	36,095	38,005	41,851
Pre-opening expense	296	213	322	828
Total cost of company restaurant sales	122,182	122,585	127,438	138,481
General and administrative expenses	16,007	16,338	16,224	16,491
Amortization of intangible assets	1,451	1,455	1,460	1,568
Loss on disposition of restaurants and equipment	353	322	231	359
Operating earnings	25,257	27,945	26,937	27,068
Other income (expense):				
Investment income	349	367	389	379
Interest expense	(2,364)	(2,267)	(2,225)	(2,448)
Other income (expense)	118	303	(79)	209
Total other expense	(1,897)	(1,597)	(1,915)	(1,860)
Earnings before income taxes	23,360	26,348	25,022	25,208
Income taxes	8,597	9,696	9,208	9,276
Net earnings	$ 14,763	$ 16,652	$ 15,814	$ 15,932
Basic net earnings per common share	$ 0.37	$ 0.42	$ 0.40	$ 0.42
Diluted net earnings per common share	$ 0.37	$ 0.41	$ 0.40	$ 0.42
Basic weighted average shares outstanding	40,005	40,035	39,147	37,832
Diluted weighted average shares outstanding	40,182	40,550	39,281	38,076

APPLEBEE'S INTERNATIONAL, INC.
EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation, as amended, of Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).
3.2	Restated and Amended By-laws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 1996).
4.1	Shareholder Rights Plan contained in Rights Agreement dated as of September 7, 1994, between Applebee's International, Inc. and Chemical Bank, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 25, 1994).
4.2	Amendment dated May 13, 1999 to Shareholder Rights Plan contained in Rights Agreement dated as of September 7, 1994, between Applebee's International, Inc. and Chemical Bank, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 1999).
4.3	Certificate of the Voting Powers, Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications of Series A Participating Cumulative Preferred Stock of Applebee's International, Inc. (incorporated by reference to Exhibit 4.2 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 25, 1994).
10.1	Indemnification Agreement, dated March 16, 1988, between Abe J. Gustin, Jr. and Applebee's International, Inc. (incorporated by reference to Exhibit 10.2 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 25, 1994).
10.2	Indemnification Agreement, dated March 16, 1988, between Johyne Reck and Applebee's International, Inc. (incorporated by reference to Exhibit 10.3 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 25, 1994).
10.3	Form of Applebee's Development Agreement (incorporated by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2001).
10.4	Form of Applebee's Franchise Agreement (incorporated by reference to Exhibit 10.5 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2001).
10.5	Schedule of Applebee's Development and Franchise Agreements as of December 30, 2001.
10.6	Revolving Credit Agreement dated as of November 5, 2001.

Exhibit Number	Description of Exhibit
	Management Contracts and Compensatory Plans or Arrangements
10.7	1995 Equity Incentive Plan, as amended.
10.8	Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001).
10.9	1999 Management and Executive Incentive Plan (incorporated by reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 26, 1999).
10.10	Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.12 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
10.11	1999 Employee Incentive Plan, as amended.
10.12	2001 Senior Executive Bonus Plan.
10.13	Employment Agreement, dated January 27, 1994, with Lloyd L. Hill (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 1994).
10.14	Severance and Noncompetition Agreement, dated January 27, 1994, with Lloyd L. Hill (incorporated by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 1994).
10.15	Employment Agreement, dated March 1, 1995, with George D. Shadid (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 1995).
10.16	Agreement regarding Employment (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001).
10.17	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.29 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 25, 1994).
10.18	Schedule of parties to Indemnification Agreement.
10.19	Previous Form of Change in Control Agreement (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 1998) and schedule of parties thereto.

Exhibit Number	Description of Exhibit
10.20	Previous Form of Change in Control Agreement (incorporated by reference to Exhibit 10.23 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1998) and schedule of parties thereto.
10.21	New Form of Change in Control Agreement (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2001) and schedule of parties thereto.
21	Subsidiaries of Applebee's International, Inc.
23.1	Consent of Deloitte & Touche LLP.
24	Power of Attorney (see page 30 of the Form 10-K).